As filed with the Securities and Exchange Commission on November 15, 2001.

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☐ Post-Effective Amendment No.

and/or

INITIAL REGISTRATION STATEMENT

UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 6

Massachusetts Mutual Variable Annuity Separate Account 4
(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company
(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111
(Address of Depositor’s Principal Executive Offices)
(413) 788-8411

Stephen R. Bosworth
Vice President and Associate General Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, Massachusetts 01111
(Name and Address of Agent for Service)

        Approximate Date of Proposed Public Offering:    Continuous.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	on pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	on pursuant to paragraph (a) of Rule 485.

        If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Deferred Variable Annuity Contract

        This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS

REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Index of Special Terms

3	Table of Fees and Expenses

4	Condensed Financial Information; Performance

5	The Company; Investment Choices

6	Expenses; Distributors

7	Ownership; Purchasing a Contract; Voting Rights; Reservation of Rights; Contract Value; Cover Page

8	The Income Phase

9	Death Benefit

10	Contract Value; Distributors

11	Highlights; Withdrawals

12	Taxes

13	Legal Proceedings

14	Additional Information Caption in Statement of Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

18	Distribution; Experts

19	Purchase of Securities Being Offered

20	Distribution

21	Performance Measures

22	Annuity Payments

23	Financial Statements
PART A

INFORMATION REQUIRED IN A PROSPECTUS
Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Annuity
Separate Account 4
MassMutual Transitions
This prospectus describes an individual or group deferred variable annuity contract offered by Massachusetts Mutual Life Insurance Company. It provides for accumulation of contract value and annuity payments on a fixed and variable basis.

There are two versions of this contract available: (1) the Transitions Custom Plan and (2) the Transitions Package Plan. The Transitions Custom Plan allows contract owners to custom build their own contract by adding additional contract features to the standard Transitions Custom Plan contract. The Transitions Custom Plan also allows contract owners to change contract features at a later date. The Transitions Package Plan consists of three distinct packages of contract features called Transitions Package I, Transitions Package II, and Transitions Package III.

You, the contract owner, have a number of investment choices in this contract. These investment choices include multiple fixed account options as well as the following thirty-nine funds which are offered through our separate account, Massachusetts Mutual Variable Annuity Separate Account 4.

American Century Variable Portfolios, Inc.
•	American Century VP Income & Growth Fund
•	American Century VP Value Fund

Calvert Variable Series, Inc.
•	Calvert Social Balanced Portfolio

Deutsche Asset Management VIT Funds
•	Deutsche VIT EAFE® Equity Index Fund
•	Deutsche VIT Small Cap Index Fund

Fidelity® Variable Insurance Products Fund
•	VIP Growth Portfolio – Service Class

Fidelity® Variable Insurance Products Fund II
•	VIP II Contrafund® Portfolio – Initial Class

Franklin Templeton Variable Insurance Products Trust
•	Templeton International Securities Fund – Class 2 Shares

INVESCO Variable Investment Funds, Inc.
•	INVESCO VIF – Financial Services Fund
•	INVESCO VIF – Health Sciences Fund
•	INVESCO VIF – Technology Fund

Janus Aspen Series
•	Janus Aspen Balanced Portfolio
•	Janus Aspen Capital Appreciation Portfolio
•	Janus Aspen Worldwide Growth Portfolio

MFS® Variable Insurance Trust SM
•	MFS® Investors Trust Series
•	MFS® New Discovery Series

MML Series Investment Fund
•	MML Blend Fund
•	MML Emerging Growth Fund
•	MML Enhanced Index Core Equity Fund
•	MML Equity Fund
•	MML Equity Index Fund – Class I Shares
•	MML Growth Equity Fund
•	MML Large Cap Value Fund
•	MML Managed Bond Fund
•	MML Small Cap Growth Equity Fund
•	MML Small Cap Value Equity Fund
•	MML Small Company Opportunities Fund

Oppenheimer Variable Account Funds
•	Oppenheimer Aggressive Growth Fund/VA
•	Oppenheimer Capital Appreciation Fund/VA
•	Oppenheimer Global Securities Fund/VA
•	Oppenheimer High Income Fund/VA
•	Oppenheimer Main Street® Growth & Income Fund/VA
•	Oppenheimer Money Fund/VA
•	Oppenheimer Multiple Strategies Fund/VA
•	Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.
•	Oppenheimer International Growth Fund/VA

T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Blue Chip Growth Portfolio
•	T. Rowe Price Equity Income Portfolio
•	T. Rowe Price Mid-Cap Growth Portfolio

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated                  , 2001. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 366-8226 or write to: Annuity Service Center Hub, P.O. Box 9067, Springfield, Massachusetts 01102-9067.

The contracts:
•	are not a bank or credit union deposit or obligation.
•	are not FDIC or NCUA insured.
•	are not endorsed by any federal government agency.
•	are not guaranteed by any bank or credit union.
•	may go down in value.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                         , 2001

Table of Contents
Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the certificate, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Accumulation Phase	22

Accumulation Unit	37

Age	23

Annuitant	27

Annuity Date	49

Annuity Options	50

Annuity Payments	49

Annuity Service Center	1

Annuity Unit Value	50

Contract Anniversary	43

Free Withdrawals	45

Income Phase	49

Interest Rate Factor Adjustment	36

Non-Qualified	68

Purchase Payment	28

Qualified	68

Separate Account	30

Tax Deferral	22

Window Period	35

Index of Special Terms

Highlights

This prospectus describes the general provisions of the contract. You may review a copy of the contract upon request.

Free Look

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a sales charge. You will receive your contract value as of the business day we receive your contract and your written request at our Annuity Service Center. If you purchase this contract as an IRA or your state requires it, we will return your purchase payments less any withdrawals taken.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment from you. However, we may assess a contingent deferred sales charge if you withdraw any part of the contract value. The amount of the contingent deferred sales charge depends on the length of time between when we issued your contract and when you make a withdrawal or apply your contract value to an annuity option. The contingent deferred sales charge period depends upon the version of the contract that you have selected. The contingent deferred sales charge ranges from 7% to 0% for Transitions Packages I, II, and III, and the Transitions Custom Plan. In return for receiving a credit to your contract, the Transitions Custom Plan allows you to select a contingent deferred sales charge that ranges from 8% to 0%.
Federal Income Tax Penalty

If you withdraw any of the contract value from your non-qualified contract, a 10% federal income tax penalty may be applied to the amount of the withdrawal that is includible in your gross income for tax purposes. Some withdrawals may be exempt from the penalty tax. They include any amounts:

•	paid on or after you reach age 59 1 /2;

•	paid to your beneficiary after you die;

•	paid if you become totally disabled as that term is defined in the Internal Revenue Code;

•
paid in a series of substantially equal periodic payments made annually or more frequently, for life or your life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

•	paid under an immediate annuity; or

•	which come from purchase payments made before August 14, 1982.

The Internal Revenue Code (the Code) treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 14, 1982, as first coming from earnings and then from your purchase payments. Separate tax penalties and restrictions apply to withdrawals under qualified contracts. Please refer to the Taxes section of this prospectus for more information.
Highlights

Table of Fees and Expenses for the
Transitions Custom Plan

Standard Contract Expenses:

Contract Owner Transaction Expenses

Transfer Fee:

	Current	Maximum
During Accumulation Phase:	$20 per transfer after the first 12 transfers in a calendar year.	$20 per transfer after the first 12 transfers in a calendar year.

During Income Phase:	None	None

Sales Load on Purchases:	None	None

Contingent Deferred Sales Charge (as a percentage of amount withdrawn or applied to an annuity option):

Contract Year	1	2	3	4	5	6	7	8 or more

Percentage	7%	7%	7%	6%	5%	4%	3%	0%

Annual Contract Maintenance Charge:	None	$60

Separate Account Annual Expenses (as a percentage of the average account value)

Mortality and Expense Risk Charge:	0.80%	1.50%

Administrative Charge:	0.15%	0.25%

Total Separate Account Annual Expenses:	0.95%	1.75%

Additional Transitions Custom Plan Contract Owner Expenses:

For an additional charge, there are a number of additional contract features available to you if you elect the Transitions Custom Plan. You must elect these features when you apply for a contract unless otherwise stated. If you elect an additional feature after the time you apply for a contract, the effective date of your election must be on your contract anniversary date immediately following your election. If you elect an additional feature, it will replace the corresponding standard feature available under the Transitions Custom Plan.

If you elect one or more of the following additional features, we will deduct a corresponding charge for each feature you elect. Charges for the additional features are in addition to the standard contract expenses.
Table Of Fees And Expenses

In the first contract year, we base all charges for additional contract features on your purchase payments received by us during that contract year. We will assess a charge for each additional contract feature upon our receipt of each purchase payment made to your contract during your first contract year.

At the end of your first contract year and at the end of every contract year thereafter, we will calculate the charge for each additional contract feature based on your contract value at that time and we will deduct the charge on each contract anniversary while the feature is in effect. We will deduct the entire charge proportionally as follows:

1.	First, from the funds you are invested in as of the time we deduct the charge(s);

2.
If you do not have sufficient value invested in the funds to deduct the entire charge(s) from the funds, then we will deduct the entire charge(s) from the funds plus the fixed accounts you are invested in as of the time we deduct the charge(s) (excluding the Long-Term Guarantee Fixed Accounts); or

3.
If you do not have sufficient value invested in the funds and the fixed accounts (excluding the Long-Term Guarantee Fixed Accounts) to deduct the entire charge(s) from those investment choices, then we will deduct the entire charge(s) from the funds plus all of the fixed accounts you are invested in as of the time we deduct the charge(s).

We calculate a charge assessed out of The Fixed Account and Long-Term Guarantee Fixed Accounts on a first-in, first out basis. In other words, we assess the charge attributed to the oldest purchase payments first; then we assess the charge attributed to the next oldest purchase payment; and so on.

Five Year Contingent Deferred Sales Charge Feature

For an additional charge, you can elect to receive a five year contingent deferred sales charge schedule instead of the standard Transitions Custom Plan seven year contingent deferred sales charge schedule.

	Current Charge	Maximum Charge

Five Year Contingent Deferred Sales Charge Feature	0.20%	0.20%

Additional Free Withdrawal Features

10%/20% Free Withdrawal Feature

For an additional charge, you can elect a free withdrawal provision which will allow you in your first contract year, to withdraw, without incurring a contingent deferred sales charge, up to 10% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 20% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year. You can elect this feature instead of the standard Transitions Custom Plan 10% free withdrawal provision.

	Current Charge	Maximum Charge

10%/20% Free Withdrawal Feature	0.25%	0.25%

15%/Cumulative to 30% Free Withdrawal Feature

For an additional charge, you can elect a free withdrawal provision which will allow you in your first contract year to withdraw, without incurring a contingent deferred sales charge, up to 15% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 15% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year. For partial withdrawals only, you may carry forward any unused portion of the free withdrawal amount into successive years, up to a maximum of 30% of your previous contract year-end contract value. You can elect this feature instead of the standard Transitions Custom Plan 10% free withdrawal provision.

	Current Charge	Maximum Charge

15%/Cumulative to 30% Free Withdrawal Feature	0.15%	0.15%

Table Of Fees And Expenses

Additional Death Benefit Features

For an additional charge, you can elect one of the following death benefit features as a replacement for the basic death benefit which is the standard death benefit for the Transitions Custom Plan:

	Current Charge	Maximum Charge Issue Ages:
		18-60	61-70	71+

1. Basic Death Benefit with 3 Year Reset Feature	0.10%	0.20%	0.30%	0.70%

	Current Charge	Maximum Charge Issue Ages:
		18-60	61-70	71+

2. Basic Death Benefit with 5% Roll-up Feature	0.40%	0.50%	0.75%	1.20%

	Current Charge	Maximum Charge Issue Ages:
		18-60	61-70	71+

3. Basic Death Benefit with Annual Ratchet Feature	0.25%	0.35%	0.55%	0.80%

	Current Charge	Maximum Charge Issue Ages:
		18-60	61-70	71+

4. Basic Death Benefit with Combination Feature	0.45%	0.50%	0.80%	1.25%

	Current Charge	Maximum Charge

5. Earnings Enhancement Benefit if added to the Basic Death Benefit	0.25%	0.45%

	Current Charge	Maximum Charge

Earnings Enhancement Benefit if added to the Contract Value Death Benefit	0.30%	0.45%

	Current Charge	Maximum Charge

Earnings Enhancement Benefit if added to the Basic Death Benefit with 3 Year Reset Feature	0.20%	0.45%

	Current Charge	Maximum Charge

Earnings Enhancement Benefit if added to the Basic Death Benefit with 5% Roll-Up Feature	0.15%	0.45%

	Current Charge	Maximum Charge

Earnings Enhancement Benefit if added to the Basic Death Benefit with Annual Ratchet Feature	0.15%	0.45%

	Current Charge	Maximum Charge

Earnings Enhancement Benefit if added to the Basic Death Benefit with Combination Feature.	0.15%	0.45%
Table Of Fees And Expenses

Guaranteed Minimum Income Benefits

For an additional charge, you can elect one of the following three guaranteed minimum income benefit options as an additional feature for a Transitions Custom Plan contract:

	Current Charge	Maximum Charge

1. Return of Purchase Payment Guaranteed Minimum Income Benefit	0.05%	0.20%

	Current Charge	Maximum Charge

2. 3% Guaranteed Minimum Income Benefit	0.20%	0.30%

	Current Charge	Maximum Charge

3. 5% Guaranteed Minimum Income Benefit	0.35%	0.55%

Guaranteed Minimum Accumulation Benefits

For an additional charge, you can elect one of the following two guaranteed minimum accumulation benefit options as an additional feature for a Transitions Custom Plan contract:

	Current Charge	Maximum Charge

1. Return of Purchase Payment Guaranteed Minimum Accumulation Benefit	0.35%	0.50%

	Current Charge	Maximum Charge

2. Two Times Return of Purchase Payment Guaranteed Minimum Accumulation Benefit	0.35%	0.50%

Nursing Home Waiver Benefit

For an additional charge, you can elect the nursing home waiver as an additional feature for a Transitions Custom Plan contract:

	Current Charge	Maximum Charge

Nursing Home Waiver Feature	0.05%	0.10%

Equalizer Benefit

For an additional charge, you can elect the equalizer benefit as an additional feature for a Transitions Custom Plan contract:

	Current Charge	Maximum Charge

Equalizer Benefit Feature	0.50%	0.60%

Table Of Fees And Expenses

Summary of Additional Contract Owner Expenses:

If you elect all of the additional contract features that are available under the Transitions Custom Plan, the maximum additional charges you would pay is 2.30% currently and 3.90% on a maximum basis.

The maximum charges consist of the following:

	Current	Maximum
Five Year Contingent Deferred Sales Charge Feature	0.20%	0.20%
10%/20% Free Withdrawal Feature	0.25%	0.25%
Combination Death Benefit	0.45%	1.25%
5% Guaranteed Minimum Income Benefit	0.35%	0.55%
Earnings Enhancement Benefit if added to the Combination Death Benefit	0.15%	0.45%
Return of Purchase Payment Guaranteed Minimum Accumulation Benefit	0.35%	0.50%
Nursing Home Waiver Benefit	0.05%	0.10%
Equalizer Benefit Feature	0.50%	0.60%
Maximum Total Charges When the Additional Contract Features are Elected	2.30%	3.90%
Table Of Fees And Expenses

Table of Fees and Expenses
for Transitions Packages I, II & III

Contract Owner Transaction Expenses

Transfer Fee:
	Current	Maximum
During Accumulation Phase:	$20 per transfer after the first 12 transfers in a calendar year.	$20 per transfer after the first 12 transfers in a calendar year.

During Income Phase:	None	None

Sales Load on Purchases:	None	None

Contingent Deferred Sales Charge (as a percentage of amount withdrawn or applied to an annuity option):

Contract Year	1	2	3	4	5	6	7	8 or more

Percentage	7%	7%	7%	6%	5%	4%	3%	0%

Annual Contract Maintenance Charge:	None	$60

Separate Account Annual Expenses (as a percentage of the average account value)

	Transitions Package I	Transitions Package I
Mortality and Expense Risk Charge:	0.80%	1.50%

Administrative Charge:	0.15%	0.25%

Total Separate Account Annual Expenses:	0.95%	1.75%

	Transitions Package II	Transitions Package II
Mortality and Expense Risk Charge:	1.10%	1.50%

Administrative Charge:	0.15%	0.25%

Total Separate Account Annual Expenses:	1.25%	1.75%

	Transitions Package III	Transitions Package III
Mortality and Expense Risk Charge:	1.35%	1.50%

Administrative Charge:	0.15%	0.25%

Total Separate Account Annual Expenses:	1.50%	1.75%
Table Of Fees And Expenses

Annual Fund Expenses
(as a percentage of average net assets as of December 31, 2000)

	Management Fees After Expense Reimbursements	Other Expenses After Expense Reimbursements	12b-1 Fees	Total Operating Expenses After Expense Reimbursements

American Century VP Income & Growth Fund	0.70%	0.00%	—	0.70%

American Century VP Value Fund	1.00%	0.00%	—	1.00%

Calvert Social Balanced Portfolio	0.70%	0.16%	—	0.86%	[4]

Deutsche VIT EAFE® Equity Index Fund	0.45%	0.20%	—	0.65%	[5]

Deutsche VIT Small Cap Index Fund	0.35%	0.10%	—	0.45%	[5]

Fidelity® VIP Growth Portfolio – Service Class	0.57%	0.09%	0.10%	0.76%	[6]

Fidelity® VIP II Contrafund® Portfolio – Initial Class	0.57%	0.09%	—	0.66%	[6]

INVESCO VIF – Financial Services Fund	0.75%	0.34%	—	1.09%	[7]

INVESCO VIF – Health Sciences Fund	0.75%	0.32%	—	1.07%	[7]

INVESCO VIF – Technology Fund	0.72%	0.30%	—	1.02%	[7]

Janus Aspen Balanced Portfolio	0.65%	0.01%	—	0.66%	[8]

Janus Aspen Capital Appreciation Portfolio	0.65%	0.02%	—	0.67%	[8]

Janus Aspen Worldwide Growth Portfolio	0.65%	0.04%	—	0.69%	[8]

MFS® Investors Trust Series	0.75%	0.11%	—	0.86%	[9]

MFS® New Discovery Series	0.90%	0.15%	—	1.05%	[9]

MML Blend Fund	0.37%	0.02%	—	0.39%	[2]

MML Emerging Growth Fund	1.05%	0.11%	—	1.16%	[2]

MML Enhanced Index Core Equity Fund	0.55%	0.10%	—	0.65%	[1,2]

MML Equity Fund	0.37%	0.03%	—	0.40%	[2]

MML Equity Index Fund – Class I Shares	0.22%	0.23%	—	0.45%

MML Growth Equity Fund	0.80%	0.11%	—	0.91%	[2]

MML Large Cap Value Fund	0.80%	0.11%	—	0.91%	[2]

MML Managed Bond Fund	0.47%	0.02%	—	0.49%	[2]

MML Small Cap Growth Equity Fund	1.08%	0.11%	—	1.19%	[2]

MML Small Cap Value Equity Fund	0.65%	0.11%	—	0.76%	[2]

MML Small Company Opportunities Fund	1.05%	0.11%	—	1.16%	[1,2]

Oppenheimer Aggressive Growth Fund/VA	0.62%	0.02%	—	0.64%

Oppenheimer Capital Appreciation Fund/VA	0.64%	0.03%	—	0.67%

Oppenheimer Global Securities Fund/VA	0.64%	0.04%	—	0.68%

Oppenheimer High Income Fund/VA	0.74%	0.05%	—	0.79%
Oppenheimer International Growth Fund/VA	1.00%	0.17%	—	1.17%

Table Of Fees And Expenses
	Management Fees After Expense Reimbursements	Other Expenses After Expense Reimbursements	12b-1 Fees		Total Operating Expenses After Expense Reimbursements
Oppenheimer Main Street® Growth & Income Fund/VA	0.70%	0.03%	—		0.73%

Oppenheimer Money Fund/VA	0.45%	0.06%	—		0.51%

Oppenheimer Multiple Strategies Fund/VA	0.72%	0.04%	—		0.76%

Oppenheimer Strategic Bond Fund/VA	0.74%	0.05%	—		0.79%

T. Rowe Price Blue Chip Growth Portfolio	0.85%	0.00%	—		0.85%

T. Rowe Price Equity Income Portfolio	0.85%	0.00%	—		0.85%

T. Rowe Price Mid-Cap Growth Portfolio	0.85%	0.00%	—		0.85%

Templeton International Securities Fund – Class 2 Shares	0.67%	0.20%	0.25	% [3]	1.12%

All of these funds are offered with the Transitions Custom Plan and the Transitions Package Plans.

1 The MML Enhanced Index Core Equity Fund and MML Small Company Opportunities Fund began operations May 1, 2001, and therefore, had no operating expenses as of December 31, 2000. The investment manager estimates that the total operating expenses for these Funds in 2001 will be as shown.

2 We agreed to bear expenses of these Funds (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2002. The expenses shown for the MML Small Cap Value Equity Fund, MML Growth Equity Fund, MML Small Cap Growth Equity Fund, MML Emerging Growth Fund, MML Large Cap Value Fund and MML Small Company Opportunities Fund include this reimbursement. If not included, the other expenses for these Funds in 2001 are estimated to be 0.15% for the MML Small Cap Value Equity Fund, 0.28% for the MML Growth Equity Fund, 0.18% for the MML Small Cap Growth Equity Fund, 0.51% for the MML Emerging Growth Fund, and 0.27% for the MML Large Cap Value Fund, and 0.22% for the MML Small Company Opportunities Fund. We do not expect to reimburse any expenses of the MML Equity Fund, the MML Enhanced Index Core Equity Fund, MML Managed Bond Fund, and the MML Blend Fund in 2001.

3 The Fund’s Class 2 distribution plan or “rule 12b-1 plan” is described in the Fund’s prospectus.

4 Other expenses reflect a credit received for credits earned on the Portfolio’s cash on deposit with the custodian. Without this credit, total operating expenses would have been 0.88% for this Portfolio.

5 Deutsche Asset Management, Inc, has voluntarily agreed to waive the fees and to reimburse the Fund for certain expenses so that total operating expenses will not exceed the current expense caps of 0.45% for the Deutsche VIT Small Cap Index Fund and 0.65% for the Deutsche VIT EAFE® Equity Index Fund. Without such waivers and reimbursements, the total operating expenses for the Deutsche VIT Small Cap Index Fund and the Deutsche VIT EAFE® Equity Index Fund would have been 0.69% and 0.92%, respectively.

6 A portion of the brokerage commissions that the VIP Growth Portfolio and the VIP II Contrafund Portfolio pay was used to reduce the other expenses for the Portfolios. In addition, these Portfolios have entered into arrangements with their custodian, whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the other expenses for the VIP Growth Portfolio would have been 0.07%, decreasing the VIP Growth Portfolio’s total operating expenses to 0.74% and the other expenses for the VIP II Contrafund Portfolio would have been 0.06%, decreasing the VIP II Contrafund Portfolio’s total operating expenses to 0.63%.

7 Certain expenses of the INVESCO VIF-Financial Services Fund, INVESCO VIF-Health Sciences Fund and INVESCO VIF-Technology Fund are being absorbed voluntarily by INVESCO pursuant to a commitment to the Funds. These commitments may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset Arrangements, each fund’s other expenses and total operating expenses for the year ended December 31, 2000 would have been increased by only a nominal, nonmaterial amount.

8 Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee. All expenses are shown without the effect of expense offset arrangements.

9 These Series have an expense offset arrangement which reduces the Series’ custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series’ expenses. The other expenses for the Series take into account these expense reductions, and are therefore lower than the actual expenses of the series. Had these fee reductions not been taken into account, total operating expenses for the MFS Investors Trust Series and MFS New Discovery Series would be equal to 0.87% and 1.09%, respectively.

(See the funds’ prospectuses for more information.)
Table Of Fees And Expenses

Examples Assuming Current Expenses Apply – Transitions Custom Plan

The following examples are designed to help you understand the expenses in the contract if you select the Transitions Custom Plan. The examples show the cumulative current expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. These examples reflect assumed separate account expenses of 0.95%, which is the current charge for the standard Transitions Custom Plan. The standard Transitions Custom Plan contract does not reflect the election of any additional contract features. The examples assume that the current fund expense waivers are in place for all of the time periods shown.

In Example A, it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

In Example B, it is assumed: 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown.

	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

American Century VP Income & Growth

American Century VP Value

Calvert Social Balanced

Deutsche VIT Small Cap Index

Deutsche VIT EAFE® Equity Index

Fidelity® VIP Growth

Fidelity® VIP II Contrafund®

INVESCO VIF – Financial Services

INVESCO VIF – Health Sciences

INVESCO VIF – Technology

Janus Aspen Balanced

Janus Aspen Capital Appreciation

Janus Aspen Worldwide Growth

MFS® Investors Trust

MFS® New Discovery

MML Blend

MML Emerging Growth

MML Enhanced Index Core Equity

MML Equity

MML Equity Index

MML Growth Equity

MML Large Cap Value

MML Managed Bond

MML Small Cap Growth Equity

MML Small Cap Value Equity

MML Small Company Opportunities
Tables Of Fees And Expenses
	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

Oppenheimer Aggressive Growth

Oppenheimer Capital Appreciation

Oppenheimer Global Securities

Oppenheimer High Income

Oppenheimer International Growth

Oppenheimer Main Street® Growth & Income

Oppenheimer Money

Oppenheimer Multiple Strategies

Oppenheimer Strategic Bond

T. Rowe Price Blue Chip Growth

T. Rowe Price Equity Income

T. Rowe Price Mid-Cap Growth

Templeton International Securities

Tables Of Fees And Expenses

Examples Assuming Maximum Expenses Apply – Transitions Custom Plan

The following examples are designed to help you understand the expenses in the contract if you select the Transitions Custom Plan. The examples show the cumulative maximum expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. These examples reflect assumed maximum separate account expenses of 1.75% and a charge of 3.90%, which is the maximum charge for the maximum number of additional contract features under the Transitions Custom Plan. The examples assume that the current fund expense waivers are in place for all of the time periods shown.

In Example A, it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

In Example B, it is assumed: 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown.

	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

American Century VP Income & Growth

American Century VP Value

Calvert Social Balanced

Deutsche VIT Small Cap Index

Deutsche VIT EAFE® Equity Index

Fidelity® VIP Growth

Fidelity® VIP II Contrafund®

INVESCO VIF – Financial Services

INVESCO VIF – Health Sciences

INVESCO VIF – Technology

Janus Aspen Balanced

Janus Aspen Capital Appreciation

Janus Aspen Worldwide Growth

MFS® Investors Trust

MFS® New Discovery

MML Blend

MML Emerging Growth

MML Enhanced Index Core Equity

MML Equity

MML Equity Index

MML Growth Equity

MML Large Cap Value

MML Managed Bond

MML Small Cap Growth Equity

MML Small Cap Value Equity

MML Small Company Opportunities
Table Of Fees And Expenses
	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

Oppenheimer Aggressive Growth

Oppenheimer Capital Appreciation

Oppenheimer Global Securities

Oppenheimer High Income

Oppenheimer International Growth

Oppenheimer Main Street® Growth & Income

Oppenheimer Money

Oppenheimer Multiple Strategies

Oppenheimer Strategic Bond

T. Rowe Price Blue Chip Growth

T. Rowe Price Equity Income

T. Rowe Price Mid-Cap Growth

Templeton International Securities

The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur. The table reflects expenses of the separate account and the funds.

The examples reflect the $60 annual contract maintenance charge as an annual charge of     % of the assets. This charge is based on an anticipated average contract value of $        .

The examples do not reflect any premium taxes. However, premium taxes may apply.

Table Of Fees And Expenses

Examples Assuming Current Expenses Apply – Transitions Packages I, II & III

The following examples are designed to help you understand the expenses in the contract if you select Transitions Package I, II, or III. The examples show the cumulative current expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. For the purpose of these examples, we deducted the total separate account expenses for Transitions Package III (1.50%). The examples assume that the current fund expense waivers are in place for all of the time periods shown.

In Example A, it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

In Example B, it is assumed: 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown.

	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

American Century VP Income & Growth

American Century VP Value

Calvert Social Balanced

Deutsche VIT Small Cap Index

Deutsche VIT EAFE® Equity Index

Fidelity® VIP Growth

Fidelity® VIP II Contrafund®

INVESCO VIF – Financial Services

INVESCO VIF – Health Sciences

INVESCO VIF – Technology

Janus Aspen Balanced

Janus Aspen Capital Appreciation

Janus Aspen Worldwide Growth

MFS® Investors Trust

MFS® New Discovery

MML Blend

MML Emerging Growth

MML Enhanced Index Core Equity

MML Equity

MML Equity Index

MML Growth Equity

MML Large Cap Value

MML Managed Bond

MML Small Cap Growth Equity

MML Small Cap Value Equity

MML Small Company Opportunities
Table Of Fees And Expenses
	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

Oppenheimer Aggressive Growth

Oppenheimer Capital Appreciation

Oppenheimer Global Securities

Oppenheimer High Income

Oppenheimer International Growth

Oppenheimer Main Street® Growth & Income

Oppenheimer Money

Oppenheimer Multiple Strategies

Oppenheimer Strategic Bond

T. Rowe Price Blue Chip Growth

T. Rowe Price Equity Income

T. Rowe Price Mid-Cap Growth

Templeton International Securities

Table Of Fees And Expenses

Examples Assuming Maximum Expenses Apply – Transitions Packages I, II & III

The following examples are designed to help you understand the expenses in the contract if you select Transitions Package I, II, or III. The examples show the cumulative maximum expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. For the purpose of these examples, we deducted the maximum total separate account expenses for Transitions Packages I, II & III (1.75%). The examples assume that the current fund expense waivers are in place for all of the time periods shown.

In Example A, it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

In Example B, it is assumed: 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown.

	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

American Century VP Income & Growth

American Century VP Value

Calvert Social Balanced

Deutsche VIT Small Cap Index

Deutsche VIT EAFE® Equity Index

Fidelity® VIP Growth

Fidelity® VIP II Contrafund®

INVESCO VIF – Financial Services

INVESCO VIF – Health Sciences

INVESCO VIF – Technology

Janus Aspen Balanced

Janus Aspen Capital Appreciation

Janus Aspen Worldwide Growth

MFS® Investors Trust

MFS® New Discovery

MML Blend

MML Emerging Growth

MML Enhanced Index Core Equity

MML Equity

MML Equity Index

MML Growth Equity

MML Large Cap Value

MML Managed Bond

MML Small Cap Growth Equity

MML Small Cap Value Equity

MML Small Company Opportunities
Table Of Fees And Expenses
	Example A				Example B
Sub-Account	1	3	5	10	1	3	5	10

Oppenheimer Aggressive Growth

Oppenheimer Capital Appreciation

Oppenheimer Global Securities

Oppenheimer High Income

Oppenheimer International Growth

Oppenheimer Main Street® Growth & Income

Oppenheimer Money

Oppenheimer Multiple Strategies

Oppenheimer Strategic Bond

T. Rowe Price Blue Chip Growth

T. Rowe Price Equity Income

T. Rowe Price Mid-Cap Growth

Templeton International Securities

The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur. The table reflects expenses of the separate account and the funds.

The examples reflect the $60 annual contract maintenance charge as an annual charge of     % of the assets. This charge is based on an anticipated average contract value of $            .

The examples do not reflect any premium taxes. However, premium taxes may apply.
Table Of Fees And Expenses

The Company

Massachusetts Mutual Life Insurance Company (MassMutual) is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $73 billion and estimated total assets under management of $213.1 billion as of December 31, 2000.
The Individual or Group Deferred Variable Annuity Contract
General Overview

This annuity is a contract between you, the owner, and us, MassMutual. The contract is intended for retirement savings or other long-term investment purposes. In exchange for your purchase payments, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate. According to your contract, this date must be at least 5 years from when you purchase the contract for both full and partial annuity payments.

The contract, like all deferred annuity contracts, has two phases—the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments. During the accumulation phase, you can apply purchase payments to your contract. Once you begin receiving annuity payments, your contract enters the income phase. You can participate in both phases simultaneously if you apply a portion of your contract value to an annuity option.

You are not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by tax-qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a tax-qualified retirement plan.

The contract is called a variable annuity because you can choose to allocate your purchase payments among various investment choices. Your choices include thirty-nine funds and multiple fixed accounts. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the funds you select as well as the interest we credit on the fixed accounts.

At the beginning of an income phase, you can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments will fluctuate depending on the investment performance of the funds you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

We may issue the contract as an individual or group variable annuity contract. In those states where we issue a group contract, we issue certificates to individuals, and these individuals are considered participants. The certificate is subject to the terms of the group contract under which we issue the certificate. You may become a participant under the group contract by completing an application and having it forwarded to us along with an initial purchase payment. The certificate we issue indicates the participant’s rights and benefits under the group contract. Terms of the group contract are controlling.

The participant, as an owner, may exercise all rights and benefits of the certificate without the consent of the group contract owner. Unless we state otherwise, the owner of the certificate under a group contract and the owner of an individual contract have the same rights and benefits. As a result, the term “contract” means either an individual deferred variable annuity or a certificate issued under the group deferred variable annuity.

The term age when we refer to it in this prospectus is a person’s age on his/her birthday nearest the date for which the age is being determined. For example, age 80 is the period of time between age 79 years, 6 months and 1 day and age 80 and 6 months. Based on the contract’s definition, you attain age 80 at calendar age 79 years, 6 months and 1 day.
General Overview

There are two versions of this contract available: (1) the Transitions Custom Plan and (2) the Transitions Package Plan. The Transitions Custom Plan allows contract owners to custom build their own contract by adding additional contract features to the standard Transitions Custom Plan contract. The Transitions Custom Plan also allows contract owners to change contract features at a later date. The Transitions Package Plan consists of three distinct packages of contract features called Transitions Package I, Transitions Package II, and Transitions Package III.

You elect either the Transitions Custom Plan or the Transitions Package Plan at the time you purchase the contract. If you elect the Transitions Package Plan, you must also elect among Transitions Package I, II, or III at the time you purchase the contract. If you elect Transitions Package I, II, or III, you may transfer among those three packages beginning on your second contract anniversary and on any contract anniversary thereafter. However, you cannot transfer from Transitions Package I, II, or III to the Transitions Custom Plan. If you elect the Transitions Custom Plan, you cannot transfer to Transitions Package I, II, or III.

Table I describes the differences between Transitions Packages I, II, and III and the Transitions Custom Plan. Table II provides additional detail about the Transitions Custom Plan.

Table I – Transitions Custom Plan and Transitions Packages I, II, and III

Contract Feature	Package I	Package II	Package III	Custom Plan

Total Separate Account Annual Expenses [1]	0.95%	1.25%	1.50%	0.95%

Death Benefit [2]	Basic Death Benefit	Basic Death Benefit with 5% Roll-up Feature	Basic Death Benefit with Annual Ratchet Feature	A choice of six death benefits (a charge or credit may apply)

Earnings Enhancement Benefit [2]	Not Available	Not Available	Automatically added as a supplement to the Basic Death Benefit with Annual Ratchet Feature	Available as a supplement to any of the death benefit features for an additional charge

Free Withdrawals [3]	10% free withdrawal provision	10% free withdrawal provision	15%/cumulative to 30% free withdrawal provision	A choice of three free withdrawal features. (a charge may apply)

Nursing Home Waiver– Waiver of Contingent Deferred Sales Charge [4]	Not Available	Available	Available	Available for an additional charge.

Contingent Deferred Sales Charge [5]	7 year contingent deferred sales charge schedule	7 year contingent deferred sales charge schedule	7 year contingent deferred sales charge schedule	Choice of three contingent deferred sales charge schedules (a credit or charge may apply)

Credit Features [6]	Case Size Credit Electronic Document Delivery Credit	Case Size Credit Electronic Document Delivery Credit	Case Size Credit Electronic Document Delivery Credit	Case Size Credit; Electronic Document Delivery Credit; Persistency Credit; Additional Credits may apply

Guaranteed Minimum Income Benefit Feature [7]	Not Available	Not Available	Not Available	Available with an additional charge

Guaranteed Minimum Accumulation Benefit Feature [8]	Not Available	Not Available	Not Available	Available with an additional charge

Equalizer Benefit Feature [9]	Not Available	Not Available	Not Available	Available with an additional charge

1 See “Table of Fees and Expenses” and “Expenses” for further explanation.
2 See “Death Benefit” and “Additional Transitions Custom Plan Contract Features” for further explanation.
3 See “Free Withdrawals” and “Additional Transitions Custom Plan Contract Features” for further explanation.
4 See “Nursing Home Waiver Benefit” and “Additional Transitions Custom Plan Contract Features” for further explanation.
5 See “Contingent Deferred Sales Charge” and “Additional Transitions Customs Plan Contract Features” for further explanation.
6 See “Credit Features” for further explanation.
7 See “Additional Transitions Custom Plan Contract Features” for further explanation.
8 See “Additional Transitions Custom Plan Contract Features” for further explanation.
9 See “Additional Transitions Custom Plan Contract Features” for further explanation.
General Overview
Table II – Transitions Custom Plan
Contract Feature

Total Separate Account Annual Expenses [1]	0.95%.

Death Benefit [2]	You automatically receive the Basic Death Benefit, unless you choose one of the following features.

Instead of the Basic Death Benefit, you can choose any one of the following.
• Contract Value Death Benefit (credit)
• Basic Death Benefit with 3 Year Reset Feature (charge)
• Basic Death Benefit with 5% Roll-up Feature (charge)
• Basic Death Benefit with Annual Ratchet Feature (charge)
• Basic Death Benefit with Combination Feature (charge)

Earnings Enhancement Benefit [2]	Available, for an additional charge, if you add it to one of the following Death Benefits:
• Contract Value Death Benefit
•  Basic Death Benefit
•  Basic Death Benefit with 3 Year Reset Feature
• Basic Death Benefit with 5% Roll-up Feature
• Basic Death Benefit with Annual Ratchet Feature
• Basic Death Benefit with Combination Feature

Free Withdrawals* [3]	You automatically receive a 10% free withdrawal feature, unless you replace this with one of the following features:

Instead of the 10% free withdrawal feature, you can elect one of the following: • 10%/20% Free Withdrawal Feature (charge) • 15%/Cumulative to 30% Free Withdrawal Feature (charge)

Nursing Home Waiver – Waiver of Contingent Deferred Sales Charge* [4]	Available for an additional charge.

Contingent Deferred Sales Charge* [5]	You automatically receive the 7 year contingent deferred sales charge schedule.

Instead of the 7 year contingent deferred sales charge schedule, you may elect one of the following with a credit given or a charge assessed:
• 5 year contingent deferred sales charge schedule (charge)
• 9 year contingent deferred sales charge schedule (credit)

Credit Features [6]	• Case Size Credit
• Electronic Document Delivery Credit
• Persistency Credit

Guaranteed Minimum Income Benefit Feature [7]	You may elect, for an additional charge, one of the following Guaranteed minimum income benefit features:
• Return of Purchase Payment
• 3% Guaranteed Minimum Income Benefit
• 5% Guaranteed Minimum Income Benefit

Guaranteed Minimum Accumulation Benefit Feature [8]	You may elect, for an additional charge, one of the following Guaranteed minimum accumulation benefit features:
• Return of Purchase Payment
• Two Times Return of Purchase Payment

Equalizer Benefit Feature* [9]	Available for an additional charge

*Contract features marked with an asterisk (*) under the Transitions Custom Plan or only available for selection at the time you purchase your contract.

General Overview
1 See “Table of Fees and Expenses” and “Expenses” for further explanation.

2 See “Death Benefit” and “Additional Transitions Custom Plan Contract Features” for further explanation.

3 See “Free Withdrawals” and “Additional Transitions Custom Plan Contract Features” for further explanation.

4 See “Nursing Home Waiver Benefit” and “Additional Transitions Custom Plan Contract Features” for further explanation.

5 See “Contingent Deferred Sales Charge” and “Additional Transitions Customs Plan Contract Features” for further explanation.

6 See “Credit Features” for further explanation.

7 See “Additional Transitions Custom Plan Contract Features” for further explanation.

8 See “Additional Transitions Custom Plan Contract Features” for further explanation.

9 See “Additional Transitions Custom Plan Contract Features” for further explanation.
General Overview
Ownership

Owner

The owner is named at the time you apply for a contract. The owner can be an individual or a non-natural person, such as a corporation or trust. We will not issue a contract to you if you have passed age 90 (age 85 for New York contracts) as of the date we proposed to issue the contract.

As the owner of the contract, you exercise all rights under the contract. You may change the owner of a non-qualified contract at any time prior to the annuity date by written request. Changing the owner may result in tax consequences. On and after the annuity date, you continue as the owner.

Joint Owner

Non-qualified contracts can be owned by joint owners. We will use the age of the oldest joint owner to determine all applicable benefits under the contract. We will not issue a contract to you if either proposed joint owner has passed age 90 (age 85 for New York contracts) as of the date we proposed to issue the contract.

If a joint owner dies, we will treat the surviving joint owner as the primary beneficiary. We will treat any other beneficiary designation at the time of death as a contingent beneficiary. Unless otherwise indicated in the prospectus, we require the signatures of both the owner and joint owner for all transactions if there are joint owners.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. We will not issue a contract to you if the proposed annuitant has passed age 90 (age 85 for New York contracts) as of the date we proposed to issue the contract. You may change the annuitant before the annuity date, subject to our underwriting rules. However, the annuitant may not be changed on a contract owned by a non-natural person. We will use the age of the annuitant to determine all applicable benefits under a contract owned by a non-natural person.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

A surviving spouse who is the primary beneficiary under the contract may elect to continue the contract in his or her own name at the death benefit amount and exercise all of the contract owner’s rights under the contract, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option. This election can only be made once while the contract is in effect. If your spouse does not make an election within 60 calendar days of our receipt of due proof of death, we will consider your surviving spouse to have continued the contract in his/her name.
Ownership

Purchasing a Contract
Purchase Payments

The minimum amount we accept for your initial purchase payment is:

•	$15,000 when the contract is bought as a non-qualified contract; or

•	$2,000 if you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan.

The minimum amount that you may allocate to a Long-Term Guarantee Fixed Account is $1,000.

If, when you apply for your contract, you elect to make purchase payments under our automatic investment plan option, we will allow you to satisfy the minimum initial payment requirement by making 12 consecutive monthly payments of as little as:

•	$1,250 for a non-qualified contract, or

•	$166.66 for a qualified contract.

You can make additional purchase payments of $250 or more to either type of contract. We will accept additional purchase payments of as little as $100 if you have selected our automatic investment plan option.

The maximum amount of cumulative purchase payments we accept without our prior approval is based on your age when we issued the contract. The maximum amount is:

•	$1 million up to age 75 1 /2; or

•	$500,000 if older than age 75 1 /2.

If the owner is not a natural person, these purchase payment limits will apply to the annuitant’s age. If there are joint owners, age refers to the oldest joint owner.

You may make your initial purchase payment, along with your complete application, by giving them to your registered representative. You can make additional purchase payments:

•	By mailing your check that clearly indicates your name and contract number to our lockbox:

•	First Class Mail:

MassMutual—Transitions
75 Remittance Drive, Suite 1465
Chicago, IL 60675-1465

•	Overnight Mail:

MassMutual—Transitions
350 North Orleans Street
Receipt & Dispatch, 8th Floor
Suite 1465
Chicago, IL 60675-1465

•	By instructing your bank to wire transfer funds to:

Chase Manhattan Bank, New York, New York
ABA #021000021

MassMutual Account 3230131921
Ref: Contract #
Name: (Your Name)

We have the right to reject any application or purchase payment.

Allocation of Purchase Payments

When you purchase your contract, you choose how we will apply your purchase payments among the investment choices. If you make additional purchase payments, we will apply them in the same way as your first purchase payment, unless you allocated your initial purchase payment to a DCA Fixed Account or you give us different allocation instructions. If you own the contract with a joint owner, we will accept allocation instructions from either you or the other owner, unless we are instructed otherwise.

Currently, there is no limit to the number of investment choices that you may invest in at any one time. However, we reserve the right to limit the number of investment choices that you may invest in to a maximum of 18 investment choices (including the fixed accounts) at any one time in the event administrative burdens require such a limitation.
Purchasing a Contract

Once we receive your initial purchase payment and the necessary information at our Annuity Service Center, we will issue your contract and apply your initial purchase payment within 2 business days. If you do not give us all of the information we need to issue your contract, we will contact you to obtain it. When we receive all of the necessary information, we will then apply your first purchase payment within 2 business days. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or obtain your permission to keep it until we obtain all of the necessary information.

If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract on the business day we receive them at our Annuity Service Center or lockbox as long as you have provided us with the necessary information to apply the purchase payment. If you do not provide us all of the information we need, we will contact you to obtain it. We will then apply your purchase payment on the business day that we obtain the necessary information from you. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern standard time. If we receive your purchase payment at our Annuity Service Center or lockbox on a non-business day or after the business day closes, we will credit the amount to your contract effective the next business day.
Purchasing a Contract

Investment Choices

You have a number of investment choices in this contract. These investment choices currently include multiple fixed account options as well as 39 funds which are offered through our separate account. All of the investment choices are currently available under the Transitions Custom Plan and the Transitions Package Plan versions of the contract.

The Separate Account

We established a separate account, Massachusetts Mutual Variable Annuity Separate Account 4 (separate account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Massachusetts insurance law on July 9, 1997. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

MassMutual owns the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue.

We currently divide the separate account into 39 sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

Currently, there is no limit to the number of investment choices that you may invest in at any one time. However, we reserve the right to limit the number of investment choices that you may invest in to a maximum of 18 investment choices (including the fixed accounts) at any one time in the event administrative burdens require such a limitation.

The Funds

The contract offers 39 funds which are listed below. Additional funds may be added in the future.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. (“American Century VP”) is a diversified, open-end, management investment company. American Century Investment Management, Inc. (“American Century”) is the investment manager of American Century VP. American Century’s address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111.

American Century VP Income & Growth Fund.  American Century VP Income & Growth Fund seeks growth of capital by investing in common stocks. Income is a secondary objective. The fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong expected return.

American Century VP Value Fund.  American Century VP Value Fund seeks long-term capital growth by investing primarily in common stocks of companies believed to be undervalued at the time of purchase. Income is a secondary objective.

Calvert Variable Series, Inc.

Calvert Variable Series, Inc. is a management investment company consisting of separate portfolios of investments. Calvert Asset Management Company, Inc. (“CAMCO”) is the investment adviser to Calvert Variable Series, Inc. CAMCO is located at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland, 20814. CAMCO has retained NCM Capital Management Group, Inc. to serve as sub-adviser to the Calvert Social Balanced Portfolio.

Calvert Social Balanced Portfolio.  The Calvert Social Balanced Portfolio seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity, and which satisfy the Portfolio’s investment and social criteria.

Deutsche Asset Management VIT Funds

Deutsche Asset Management VIT Funds (“Deutsche VIT Funds”) was organized as a Massachusetts business trust in 1996.
Investment Choices

Deutsche Asset Management, Inc. (“DAMI”) serves as the investment adviser to the Deutsche VIT Funds. Prior to May 1, 2001, Bankers Trust Company, an affiliate of DAMI, served as advisor to these funds. DAMI is located at 130 Liberty Street, New York, NY 10006.

Deutsche VIT EAFE® Equity Index Fund.  The Deutsche VIT EAFE® Equity Index Fund seeks to match, as closely as possible, before expenses, the risk and return characteristics of the Morgan Stanley Capital International (MSCI) Europe, Australia, and Far East (EAFE®) Index (“EAFE® Index”) 1 . The Fund will invest primarily in stocks of companies that comprise the EAFE® Index, in approximately the same weightings as the EAFE® Index.

1 The MSCI EAFE® Index is the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service of Morgan Stanley and has been licensed for use by Deutsche Asset Management, Inc.

Deutsche VIT Small Cap Index Fund.  The Deutsche VIT Small Cap Index Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000® Small Stock Index 1 , which emphasizes stocks of small U.S. companies.

1 Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell Indexes which have been licensed for use by Deutsche Asset Management, Inc.

Fidelity® Variable Insurance Products Fund

Fidelity Variable Insurance Products Fund (“VIP”) is an open-end, management investment company.

Fidelity Management & Research Company (“FMR”) is the investment adviser to the Fidelity VIP Growth Portfolio. FMR is the management arm of Fidelity Investments®. Fidelity Investments has its principal place of business address at 82 Devonshire Street, Boston, MA 02109.

Beginning January 1, 2001, FMR Co., Inc. (“FMRC”) serves as sub-advisor for the Fund. FMRC is a wholly owned subsidiary of FMR.

Fidelity VIP Growth Portfolio—Service Class.  Fidelity VIP Growth Portfolio seeks to achieve capital appreciation. It invests primarily in common stocks of domestic and foreign companies believed to have above-average growth potential.

Fidelity® Variable Insurance Products Fund II

Fidelity Variable Insurance Products Fund II (“VIP II”) is an open-end management investment company.

Fidelity Management & Research Company (“FMR”) is the investment adviser to Fidelity VIP II Contrafund® Portfolio.

Beginning January 1, 2001, FMR Co., Inc. (“FMRC”) serves as sub-advisor for the Fund. FMRC is a wholly owned subsidiary of FMR.

Fidelity VIP II Contrafund® Portfolio—Initial Class.  Fidelity VIP II Contrafund® Portfolio seeks long term capital appreciation. It invests primarily in stocks of domestic and foreign companies whose value FMR believes is not fully recognized by the public.

Franklin Templeton Variable Insurance Products Trust

The Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”) is an open-end, management investment company.

Templeton Investment Counsel, LLC (“TIC”) is the investment advisor to the Templeton International Securities Fund. TIC is located at Broward Financial Centre, Suite 2100, Fort Lauderdale, FL 33394.

Templeton International Securities Fund—Class 2 Shares.  The Templeton International Securities Fund seeks long-term capital growth. The Fund invests primarily in the equity securities of companies located outside the U.S., including those in emerging markets.

INVESCO Variable Investment Funds, Inc.

INVESCO Variable Investment Funds, Inc. (“INVESCO VIF”) is an open-end, diversified, no-load management investment company. INVESCO Funds Group, Inc. (“INVESCO”) is the investment adviser to INVESCO VIF. INVESCO is located at 7800 East Union Avenue, Denver, Colorado 80237.
Investment Choices

INVESCO VIF—Financial Services Fund.  The INVESCO VIF—Financial Services Fund seeks capital appreciation. It normally invests primarily in the equity securities of companies involved in the financial-services sector.

INVESCO VIF—Health Sciences Fund.  The INVESCO VIF—Health Sciences Fund seeks capital appreciation. It invests primarily in the equity securities of companies that develop, produce, or distribute products or services related to health care.

INVESCO VIF—Technology Fund.  The INVESCO VIF—Technology Fund seeks capital appreciation. It normally invests primarily in the equity securities of companies engaged in technology-related industries.

Janus Aspen Series

Janus Aspen Series (“Janus Aspen”) is an open-end management investment company. Janus Capital is the investment adviser to Janus Aspen. Janus Capital is located at 100 Fillmore Street, Denver, CO 80206-4928.

Janus Aspen Balanced Portfolio.  The Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Aspen Capital Appreciation Portfolio.  The Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. It may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Aspen Worldwide Growth Portfolio.  The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of companies of any size throughout the world.

MFS® Variable Insurance Trust  SM

The MFS® Variable Insurance Trust  SM (“MFS Trust”) is an open-end management investment company.

Massachusetts Financial Services Company (“MFS”) is the investment advisor to the MFS Trust. MFS is a Delaware corporation and is located at 500 Boylston Street, Boston, MA 02116.

MFS® Investors Trust Series.  The MFS® Investors Trust Series seeks long-term growth of capital with a secondary objective to seek reasonable current income.

MFS® New Discovery Series.  The MFS® New Discovery Series seeks capital appreciation. It normally invests 65% of its total assets in equity securities of smaller emerging-growth companies.

MML Series Investment Fund

The MML Series Investment Fund (“MML Trust”) is a no-load, open-end, investment company. MassMutual serves as investment advisor to the MML Trust.

David L. Babson & Company, Inc. (“Babson”) which is a controlled subsidiary of MassMutual is the investment sub-advisor to the MML Small Cap Value Equity Fund, the MML Equity Fund, the MML Blend Fund, the MML Managed Bond Fund, the MML Small Company Opportunities Fund, and the MML Enhanced Core Equity Fund.

MassMutual has entered into a subadvisory agreement with Massachusetts Financial Services Company (“MFS”), whereby MFS manages the investments of the MML Growth Equity Fund.

MassMutual has entered into subadvisory agreements with J.P. Morgan Investment Management Inc. (“J.P. Morgan”) and Waddell & Reed Investment Management Company (“Waddell & Reed”), whereby J.P. Morgan and Waddell & Reed each manage a portion of the portfolio of the MML Small Cap Growth Equity Fund.

MassMutual has entered into a subadvisory agreement with RS Investment Management L.P., whereby RS Investment Management, L.P. manages the investments of the MML Emerging Growth Fund.

MassMutual has entered into a subadvisory agreement with Davis Selected Advisers L.P. whereby Davis Selected Advisers, L.P. manages the investments of the MML Large Cap Value Fund.

MML Blend Fund.  The MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital by investing in equity, fixed income, and money market securities.

MML Emerging Growth Fund.  The MML Emerging Growth Fund seeks capital appreciation by investing primarily in smaller, rapidly growing, emerging companies.

MML Enhanced Index Core Equity Fund.  The MML Enhanced Index Core Equity Fund seeks to out perform the total return performance of its benchmark index, the S&P 500 Index 1 , while maintaining risk characteristics similar to those of the benchmark.

1 The S&P 500 Index® is the Standard & Poor’s Composite Index of 500 stocks, an unmanaged index of common stock prices. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is a registered trademark of The McGraw-Hill Companies, Inc., and has been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold, or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc.

MML Equity Fund.  The MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time, from both capital appreciation and current income, by investing in equity securities.

MML Equity Index Fund—Class I Shares.  The MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500 Index®.

MML Growth Equity Fund.  The MML Growth Equity Fund seeks long-term growth of capital and future income by investing primarily in equity securities of companies with long-term growth potential.

MML Large Cap Value Fund.  The MML Large Cap Value Fund seeks both capital growth and income by investing in high quality, large capitalization companies in the S&P 500 Index®.

MML Managed Bond Fund.  The MML Managed Bond Fund seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital by investing primarily in investment-grade debt securities.

MML Small Cap Growth Equity Fund.  The MML Small Cap Growth Equity Fund seeks long-term capital appreciation by investing primarily in equity securities of smaller companies with long-term growth potential.

MML Small Cap Value Equity Fund.  The MML Small Cap Value Equity Fund seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.

MML Small Company Opportunities Fund.  The MML Small Company Opportunities Fund seeks long-term capital appreciation through investment primarily in common stocks of smaller, faster-growing companies whose securities at the time of purchase are considered by the sub-adviser to be realistically valued.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds (“Oppenheimer Funds”) is an open-end investment company.

The Oppenheimer Funds are advised by OppenheimerFunds, Inc. (“OFI”). OFI is owned by Oppenheimer Acquisition Corporation, a holding company that is owned in part by senior officers of OFI and ultimately controlled by MassMutual. OFI is located at 498 Seventh Avenue, New York, NY 10018.

Oppenheimer Aggressive Growth Fund/VA.  The Oppenheimer Aggressive Growth Fund/VA seeks capital appreciation by investing in companies believed to have significant growth potential.

Oppenheimer Capital Appreciation Fund/VA.  The Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation by investing mainly in equity securities of well-known, established companies.

Oppenheimer Global Securities Fund/VA.  The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation. It invests a substantial portion of assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations considered to have appreciation possibilities. It invests mainly in common stocks of U.S. and foreign issuers.

Oppenheimer High Income Fund/VA.  The Oppenheimer High Income Fund/VA seeks a high level of current income. It invests mainly in lower-rated, high-yield, fixed-income securities, commonly known as “junk bonds.” They are subject to a greater risk of loss of principal and non-payment of interest than are higher-rated securities.

Oppenheimer Main Street® Growth & Income Fund/VA.  The Oppenheimer Main Street® Growth & Income Fund/VA seeks high total return (which includes share-value growth and current income) from equity and debt securities. It invests mainly in common stocks of U.S. companies.

Oppenheimer Money Fund/VA.  The Oppenheimer Money Fund/VA seeks maximum current income from investments in money market securities consistent with low capital risk and maintenance of liquidity.

Oppenheimer Multiple Strategies Fund/VA.  The Oppenheimer Multiple Strategies Fund/VA seeks a total investment return, which includes current income and share-value growth. It allocates its investments among common stocks, debt securities, and money market instruments.

Oppenheimer Strategic Bond Fund/VA.  The Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities. It invests in three market sectors: debt securities of foreign governments and companies; U.S. Government securities; and lower-rated, high-yield securities of U.S. and foreign companies.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. (“Panorama Fund”) is an open-end investment company. OFI is the investment adviser to the Panorama Fund.

Oppenheimer International Growth Fund/VA.  The Oppenheimer International Growth Fund/VA seeks long-term growth of capital by investing mainly in common stocks of foreign “growth-type” companies listed on foreign stock exchanges.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end, investment company. T. Rowe Price Associates, Inc. (“T. Rowe Price”) was founded in 1937 and is the investment adviser to the T. Rowe Blue Chip Growth Portfolio, the T. Rowe Price Equity Income Portfolio, and the T. Rowe Price Mid-Cap Growth Portfolio. T. Rowe Price has its principal business address at 100 East Pratt Street, Baltimore, MD 21202.

T. Rowe Price Blue Chip Growth Portfolio.  The T. Rowe Blue Chip Growth Portfolio seeks long-term capital growth through high-quality U.S. growth companies.

T. Rowe Price Equity Income Portfolio.  The T. Rowe Price Equity Income Portfolio seeks substantial dividend income and long-term capital growth through the investment in common stocks of established companies.

T. Rowe Price Mid-Cap Growth Portfolio.  The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term capital appreciation. It invests in stocks of mid-cap companies with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. Current copies of the fund prospectuses are attached to this prospectus. You should read the information contained in the funds’ prospectuses carefully before investing.

The Fixed Accounts

In most states, we offer the following fixed accounts as investment choices:

•	Fixed Accounts for Dollar Cost Averaging (the “DCA Fixed Accounts”);

•	Fixed Accounts with a Long-Term Guarantee (the “Long-Term Guarantee Fixed Accounts”); and

•	The Fixed Account (collectively, “the fixed accounts”).

The fixed accounts are investment options within our general account. Amounts that you allocate to the fixed accounts become part of our general account assets and are subject to the claims of all our creditors. All of our general account assets will be available to fund benefits under a contract. We have not registered the interests in the fixed accounts with the SEC in reliance on exemptions under the Securities Act of 1933.

DCA Fixed Accounts.  Each DCA Fixed Account is a fixed account from which assets are systematically transferred to any fund(s). You may not transfer your contract value in the DCA Fixed Account to The Fixed Account or a Long-Term Guarantee Fixed Account. During the accumulation phase, you may choose to have your purchase payments allocated to a DCA Fixed Account for the period of the DCA Fixed Account Term (DCA Term). Your election must be in writing.

Currently, you have a choice of three DCA Fixed Accounts:

a)	DCA Fixed Account with a DCA Term of 6 months;

b)	DCA Fixed Account with a DCA Term of 12 months; or

c)	DCA Fixed Account with a DCA Term of 18 months.

To the extent permitted by law, we reserve the right to change the duration of the DCA Term in the future. Your DCA Term will terminate upon your death or the annuitant’s death. You may participate in only one DCA Fixed Account at a time.

We will only accept a purchase payment as of the beginning of a DCA Term. A purchase payment includes any purchase payments assigned to us and accepted by us from financial institutions as of the start of the DCA Term. However, purchase payments which originate from an annuity contract or certificate issued by us or any of our affiliates cannot be allocated to the DCA Fixed Account. You cannot transfer current contract value to a DCA Fixed Account. We will only accept a new purchase payment of at least $5,000. We reserve the right to reject purchase payments.

We only make scheduled monthly transfers from the DCA Fixed Account. The minimum amount you can transfer is $250. The first transfer will occur 5 business days after we receive your payment allocated to the DCA Fixed Account and a completed DCA Fixed Account election form. You may not take partial withdrawals from the DCA Fixed Account. If you withdraw the entire contract value during a DCA term we will apply our normal withdrawal provisions.

You may make a one-time transfer for your remaining contract value in the DCA Fixed Account into the fund(s) indicated by your current DCA Fixed Account transfer instructions prior to the expiration of your DCA Term. Your transfer will be effective on the business day we receive your completed written request or request over the telephone.

We reserve the right to assess a fee for processing transactions under the DCA Fixed Account.

If you elect to make an allocation to the DCA Fixed Account at a time when your annuity date would be less than the currently offered DCA Term, the expiration of your DCA Term will be your annuity date. We will transfer any contract value remaining in the DCA Fixed Account on your annuity date in accordance with your DCA Fixed Account transfer instructions in effect at that time. No amounts will remain in the DCA Fixed Account after the expiration of the DCA Term.

We periodically set the interest rate we credit to the DCA Fixed Account. The interest rate is never less than 3%. The interest rate you will receive for the entire DCA Term is the interest rate in effect on the date your DCA Term begins. We guarantee the interest rate for the full DCA Term.

Long-Term Guarantee Fixed Accounts.  We currently offer four Long-Term Guarantee Fixed Accounts. You may allocate purchase payments or transfer part of your contract value to the Long-Term Guarantee Fixed Accounts during the accumulation phase of your contract. We will only accept a purchase payment or transfer to a Long-Term Guarantee Fixed Account as of the beginning of a guarantee period. The minimum purchase payment or transfer amount we permit to any of the Long-Term Guarantee Fixed Accounts is $1,000. You may also transfer contract value from a Long-Term Guarantee Fixed Account only during the window period. The window period is the last 15 calendar days of a guarantee period and the first 15 calendar days of the immediately following guarantee period.

Each Long-Term Guarantee Fixed Account guarantees that we will credit your value in that fixed account with a specific rate of interest for a specific guarantee period. The guarantee periods of the Long-Term Guarantee Fixed Accounts are currently 3, 5, 7, and 10 years. The guarantee period for a Long-Term Guarantee Fixed Account begins on the date we apply the purchase payment or transferred contract value to the Long-Term Guarantee Fixed Account and ends on the last day of a guarantee period. Amounts you allocate or transfer to any of the Long-Term Guarantee Fixed Accounts earn interest at the guaranteed rate applicable to the Long-Term Guarantee Fixed Account on the date we credit the amount to the Long-Term Guarantee Fixed Account. The interest rate we credit remains constant during the Long-Term Guarantee Fixed Account guarantee period. You may allocate amounts to multiple Long-Term Guarantee Fixed Accounts. We may change the terms of the Long-Term Guarantee Fixed Accounts at any time.

We will notify you in writing regarding your renewal options prior to the last day of a guarantee period. If we receive a written request at our Annuity Service Center at least 3 business days prior to the last day of a guarantee period, you may elect a renewal guarantee period from any of the guarantee periods that we are currently offering at that time to new contract owners. Alternatively, you may transfer your contract value in the Long-Term Guarantee Fixed Account to another investment choice. If you have not elected otherwise by written request sent to our Annuity Service Center, we will automatically invest your contract value in the Long-Term Guarantee Fixed Account as of the last day of the guarantee period in a Long-Term Guarantee Fixed Account with the same guarantee period as the immediately preceding guarantee period. If we are not offering a guarantee period for the same length of time as your guarantee period just ended, we will invest your contract value in a Long-Term Guarantee Fixed Account with the next shorter guarantee period being offered by us to new contract owners at that time.

A renewal guarantee period cannot be less than 12 months and cannot extend beyond your annuity date unless the period from the last day of the guarantee period to your annuity date is less than 12 months. If the period from the last day of the guarantee period to your annuity date is less than 12 months, your renewal guarantee period will be the shortest guarantee period we offer and your annuity date will become the last day of your new guarantee period.

We will send you a written notice of the guaranteed interest rate for a renewal Long-Term Guarantee Fixed Account for each available guarantee period before the last day of each guarantee period. The guaranteed interest rate for a renewal Long-Term Guarantee Fixed Account will be no less than 3% per year.

Except during the window period, we will apply an interest rate factor adjustment to any partial or full withdrawal of contract value from a Long-Term Guarantee Fixed Account. Any withdrawal of contract value may also be subject to a contingent deferred sales charge even if the withdrawal occurs during the window period. We will apply the interest rate factor adjustment prior to assessing a contingent deferred sales charge. The interest rate factor adjustment may increase or decrease your contract value.

Please refer to Appendix A to review the formula used to calculate the interest rate factor adjustment.

The Fixed Account.  You may allocate purchase payments to The Fixed Account. You can also make transfers of your contract value into or from The Fixed Account, subject to certain limitations. You do not participate in the investment performance of the assets in The Fixed Account. Instead, we credit your contract with interest at a specified rate that we declare in advance. We guarantee this rate will be at least 3% per year. We may credit a higher rate of interest at our discretion.
Investment Choices
Contract Value

Your contract value is the sum of your value in the separate account and the fixed accounts.

Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value invested in the separate account, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Accumulation Units

Every day we determine the value of an accumulation unit for each of the separate account sub-accounts. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for insurance and other charges.

The value of an accumulation unit may go up or down from business day to business day.

The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a separate account sub-account by the value of the accumulation unit for that separate account sub-account. When you make a withdrawal, we deduct from your contract accumulation units representing the withdrawal amount.

We calculate the value of an accumulation unit for each separate account sub-account after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value.

Example:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the MML Managed Bond Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MML Managed Bond Fund is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the MML Managed Bond Fund.

Transfers

You can transfer all or part of your contract value. Subject to state availability, you can make transfers by telephone, by internet (www.massmutual.com), or by other means we authorize. To make transfers other than by telephone, you must submit a written request. If you own the contract with a joint owner, we will accept transfer instructions from either you or the other owner, unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may tape record all telephone instructions.

Your transfer is effective on the business day we receive your request at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern standard time. If we receive your transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfers During the Accumulation Phase

You can make a transfer to or from any fund, the Long-Term Guarantee Fixed Accounts, and The Fixed Account. You can make 12 transfers every calendar year during the accumulation phase without charge. If you make more than 12 transfers in a year, we will deduct a transfer fee. The fee is $20 per transfer.

The following rules apply to any transfer during the accumulation phase:

(1)
We currently restrict the amount that you can transfer to a Long-Term Guarantee Fixed Account to $1,000. We currently do not restrict the amount that you can transfer to a fund or The Fixed Account. However, we reserve the right to institute a minimum transfer amount equal to $1,000 or the entire value in a fund or The Fixed Account, if less.

(2)
After a transfer, the minimum amount which must remain in the fund, The Fixed Account, or Long-Term Guarantee Fixed Account is $1,000 unless you transfer the entire value in The Fixed Account or Long-Term Guarantee Fixed Account.

(3)	You must clearly indicate the amount and investment choices from and to which you wish to transfer.

(4)
We limit transfers out of The Fixed Account. During the first contract year, we limit transfers from The Fixed Account to 30% of your contract value allocated to The Fixed Account as of the time of the first transfer. We limit transfers from The Fixed Account during any subsequent contract year to 30% of your contract value in The Fixed Account as of the end of the previous contract year. However, if you transfer 30% of your contract value in The Fixed Account for three consecutive years, your transfer in the fourth consecutive year may be for the entire amount in The Fixed Account, provided that you have not applied payments or transferred contract value into The Fixed Account from the time the first annual transfer was made. We measure a contract year from the anniversary of the day we issued your contract. We calculate transfers out of The Fixed Account on a first-in, first-out basis. In other words, we transfer amounts attributed to the oldest purchase payments first; then we transfer amounts attributed to the next oldest purchase payment; and so on.

(5)
We allow transfers from a Long-Term Guarantee Fixed Account only during the window period. We will not apply an interest rate factor adjustment to a transfer from a Long-Term Guarantee Fixed Account during the window period. The window period is the last 15 calendar days of a guarantee period and the first 15 calendar days of the following guarantee period.

(6)
We consider the fixed accounts and the Oppenheimer Money Fund/VA to be “competing accounts.” We allow transfers from the Oppenheimer Money Fund/VA to The Fixed Account. Otherwise, we do not allow transfers between competing accounts. For a period of 90 days following a transfer out of a competing account, you may not transfer contract value into the same account or into any other competing account.

(7)
Any transfers you make by using our automated voice response system or the internet (subject to availability) as well as any transfers made as part of the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, the DCA Fixed Accounts or the Automatic Rebalancing Program are not subject to the assessment of a transfer fee, and therefore, do not count toward your 12 free transfers every calendar year.

Transfers During the Income Phase

You may make 6 transfers between the funds each calendar year. We will not assess a transfer fee on those transfers. You cannot transfer from the general account to a fund, but you can transfer from one or more funds to the general account once a contract year. We currently do not restrict the amount that you can transfer. However, we reserve the right to institute a minimum transfer amount equal to $1,000 or the entire value in a fund, The Fixed Account, or Long-Term Guarantee Fixed Account, if less. After a transfer, the minimum amount which must remain in a fund, The Fixed Account, or Long-Term Guarantee Fixed Account is $1,000 unless you have transferred the entire value.

Limits on Frequent Transfers

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Such frequent trading can disrupt the management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Therefore, organizations and individuals that use market-timing investment strategies should not purchase this contract.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual, or, in the case of multiple contract owners, other parties authorized to give transfer instructions on behalf of the multiple contract owners. Such restrictions could include:

•	Not accepting transfer instructions from a contract owner or an agent who is acting on behalf of one or more contract owners; and

•	Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of one or more contract owners at a time.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any transfer request to a subaccount if the subaccount’s investment in the corresponding fund is not accepted for any reason.

We have the right to terminate, suspend or modify these transfer provisions.

Separate Account Dollar Cost Averaging Program

The Separate Account Dollar Cost Averaging Program allows you to systematically transfer a set amount from a selected fund to any of the other funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Separate Account Dollar Cost Averaging Program is available only during the accumulation phase.

Dollar Cost Averaging does not assure a profit and does not protect you against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the Separate Account Dollar Cost Averaging Program through periods of fluctuating price levels.

You must have a contract value of at least $5,000 in order to participate in the Separate Account Dollar Cost Averaging Program. The minimum amount you can transfer is $250.

The minimum duration of participation in any Separate Account Dollar Cost Averaging Program is currently 6 months. You can choose the frequency at which the Dollar Cost Averaging transfers are to be made, i.e., monthly, quarterly, semi-annually or annually. You will also choose the specific date when the first Dollar Cost Averaging transfer is made. However, if you select a date that is less than 5 business days from the date the election form is received at our Annuity Service Center, we may defer the first transfer for one month. If you do not select a start date, we will automatically start the Separate Account Dollar Cost Averaging Program within 5 business days from the date we receive your election form and payment. You may make changes to your selection, including termination of the program, by written request or by request over the telephone.

If you participate in the Separate Account Dollar Cost Averaging Program, we do not take the transfers made under the program into account in determining any transfer fee.

You can only participate in one Separate Account Dollar Cost Averaging Program at a time. Further, if you are participating in the Separate Account Dollar Cost Averaging Program you cannot also participate in the Automatic Rebalancing Program, Interest Sweep Option, or a DCA Fixed Account.

Your Separate Account Dollar Cost Averaging Program will terminate:

•	if you withdraw your total contract value;

•	if the last transfer you selected has been made;

•	upon your death or the annuitant’s death;

•	if there is insufficient contract value to make the transfer; or

•	if we receive from you a written request or request over the telephone to terminate the program at our Annuity Service Center at least 5 business days prior to the next transfer date.

We currently do not charge you for participation in the Separate Account Dollar Cost Averaging Program. However, we reserve the right to charge for this feature in the future. We have the right to modify, terminate or suspend the Separate Account Dollar Cost Averaging Program.
Contract Value

Automatic Rebalancing Program

Over time, the performance of each fund may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your contract value allocated to the funds in order to return to your original percentage allocations by selecting our Automatic Rebalancing Program. Contract value allocated to the fixed accounts cannot participate in the Automatic Rebalancing Program.

You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. The Automatic Rebalancing Program is available only during the accumulation phase. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in the Automatic Rebalancing Program if you are participating in a Separate Account Dollar Cost Averaging Program, a DCA Fixed Account, or Interest Sweep Option.

You can terminate the Automatic Rebalancing Program at anytime by giving us written notice or notice over the telephone. Any unscheduled transfer request will automatically terminate the Automatic Rebalancing Program election.

Example:

Assume that you want your initial purchase payment split between 2 funds. You want 40% to be in the MML Managed Bond Fund and 60% to be in the Panorama Growth Portfolio. Over the next 2 1 /2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund to bring its value back to 40% and use the money to buy more units in the Panorama Growth Portfolio to increase those holdings to 60%.

Interest Sweep Option

Under this program, we will automatically transfer earnings from your contract value in The Fixed Account to one or more selected funds, except the Oppenheimer Money Fund/VA. By allocating these earnings to the funds, you can pursue further growth in the value of your contract through more aggressive investments. However, the Interest Sweep Option does not assure profit and does not protect against loss in declining markets. The Interest Sweep Option is available only during the accumulation phase. You may request that the earnings be transferred from The Fixed Account on a monthly, quarterly, semiannual or annual frequency.

To participate in this program, you must have at least $5,000 in The Fixed Account at the time of transfer. While the program is in effect, you can adjust your allocations as necessary.

This program will terminate:

•	if you withdraw the total contract value from The Fixed Account;

•	upon your death;

•	if you begin the income phase of your contract; or

•	if we receive your written request or request over the telephone to terminate the program at least 5 business days prior to the next scheduled transfer date.

You may not participate in the Interest Sweep Option if you are participating in a Separate Account Dollar Cost Averaging Program, a DCA Fixed Account, or Automatic Rebalancing Program.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your contract value. We require that you submit our fully completed surrender form to our Annuity Service Center in order for us to process your withdrawal request. If your withdrawal involves an exchange or transfer of assets to another financial institution, we will also require a letter of acceptance from the financial institution in order for us to process your withdrawal request. Your withdrawal is effective on the business day we receive our fully completed surrender form and letter of acceptance, if applicable, at our Annuity Service Center. If we receive our fully completed surrender form and letter of acceptance, if applicable, at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. We will pay any withdrawal amount within 7 calendar days of our receipt of our fully completed surrender form and letter of acceptance, if applicable, at our Annuity Service Center unless we are required to suspend or postpone withdrawal payments.

Unless you instruct us otherwise, we will take any partial withdrawal proportionally from your contract value in the funds, The Fixed Account, and Long-Term Guarantee Fixed Account. You must withdraw at least $100 or the entire value in a fund, The Fixed Account, or a Long-Term Guarantee Fixed Account, if less. Unless the partial withdrawal is a minimum required distribution, we require that after you make a partial withdrawal you keep at least $2,000 in a qualified contract. For non-qualified contracts, the amount is $5,000. Withdrawals may be subject to the assessment of a contingent deferred sales charge. Unless the withdrawal is during the window period, any withdrawal of contract value from a Long-Term Guarantee Fixed Account will also be subject to an interest rate factor adjustment.

We calculate partial withdrawals from The Fixed Account and Long-Term Guarantee Fixed Accounts on a first-in, first-out basis. In other words, we withdraw amounts attributed to the oldest purchase payments first; then we withdraw amounts attributed to the next oldest purchase payment; and so on.

When you make a total withdrawal you will receive the value of your contract:

•	less any contingent deferred sales charge, if applicable;

•	less any applicable premium tax;

•	less any interest rate factor adjustment, if applicable;

•	less any contract maintenance charge, if applicable, and

•	less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

Systematic Withdrawal Program

This program provides for an automatic monthly, quarterly, semi-annual or annual payment to you from your contract of at least $100. Your contract value must be at least $10,000 to initiate the withdrawal plan. Currently, we do not assess a charge if you participate in this program, but we reserve the right to charge in the future.

Your systematic withdrawal program will begin on the start date you selected as long as we receive a fully completed written request at least five business days before the start date you selected. If you elect to receive your payment pursuant to an electronic funds transfer (“EFT”), we must receive a fully completed written request at least 10 business days before the start date you elected.

We may defer the start of your systematic withdrawal program for one month if your systematic withdrawal start date is less than 5 business days (10 business days for an EFT) after we receive your written request. If you do not select a start date, we will automatically begin systematic withdrawals within 5 business days (10 business days for an EFT) after we receive your request. Your request must be in writing. If you are currently participating in a Systematic Withdrawal Program and you want to begin receiving your payments pursuant to an EFT, we require 10 business days notice to implement this change.

If you terminate your systematic withdrawal program from The Fixed Account , you may not elect a new program involving withdrawals from The Fixed Account or a Long-Term Guarantee Fixed Account for 6 months. Your contract value in a Long-Term Guarantee Fixed Account and the DCA Fixed Account is not eligible to participate in a systematic withdrawal program.

Your systematic withdrawal program ends:

•	if you withdraw your total contract value;

•	if we process the last withdrawal you selected;

•	upon your death or the annuitant’s death;

•	if your value in a selected fund or The Fixed Account is insufficient to complete the withdrawal;

•	if you begin receiving annuity payments; or
Contract Value

•	if you give us a written request or request over the telephone to terminate your program. We must receive your request at least 5 business days before the next withdrawal date.

Income taxes, tax penalties, contingent deferred sales charges, and certain restrictions may apply to any withdrawal you make.

Contract Value
Transfers Between Transitions Packages I, II & III

If you elect Transitions Package I, II, or III, you may transfer among those three packages beginning on your second contract anniversary and on any contract anniversary thereafter. However, you cannot transfer from Transitions Package I, II, or III to the Transitions Custom Plan. If you elect the Transitions Custom Plan, you cannot transfer to Transitions Package I, II, or III.

If you elect Transitions Package I, II, or III, you may transfer among those three Transition Packages subject to the following rules:

•
You will not be able to move between the Transition Packages until your second contract anniversary and then only on any contract anniversary thereafter. Your contract anniversary is one calendar year from the date we issued your contract.

•
Currently, in order to transfer between Transition Packages, we must receive your written request for the transfer at our Annuity Service Center from you at least 7 calendar days prior to your contract anniversary.

•	The effective date of your newly elected Transitions Package is the contract anniversary at the end of the 7 calendar day election period.

•	Your policy must meet the minimum contract values ($15,000 for non-qualified contracts and $2,000 for qualified contracts).

•	Only one Transitions Package may be in effect at any time.

•	We will issue you a new contract schedule upon your transfer.

Transfers Between Transitions Packages I, II & III

Expenses

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: (1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge

This charge is equal, on an annual basis, to the following percentages of the daily value of the assets invested in each fund, after fund expenses are deducted:

	Transitions Package Plan

Transitions Custom Plan	Transitions Package I	Transitions Package II	Transitions Package III

0.80%	0.80%	1.10%	1.35%

This charge is for:

•
the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase;

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

We can increase the mortality and expense risk charge, but the charge will never exceed 1.50% for the Transitions Custom Plan or Transitions Packages I, II, and III.

Administrative Charge

This charge is equal, on an annual basis, to the following percentages of the daily value of the assets invested in each fund, after fund expenses are deducted:

	Transitions Package Plan

Transitions Custom Plan	Transitions Package I	Transitions Package II	Transitions Package III

0.15%	0.15%	0.15%	0.15%

We assess this charge, together with the annual contract maintenance charge, to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We can increase this charge, but the charge will never exceed 0.25% for the Transitions Custom Plan or Transitions Packages I, II, and III.

Annual Contract Maintenance Charge

Currently, we do not deduct an annual contract maintenance charge from your contract. However, we reserve the right to deduct an amount not to exceed $60 from your contract at the end of each contract year as an annual contract maintenance charge should it become necessary for us to seek reimbursement for expenses relating to the issuance and maintenance of the contract.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment. However, we may assess a contingent deferred sales charge on any amount you withdraw that exceeds the free withdrawal amount and the amount you apply to an annuity option. We use this charge to cover certain expenses relating to the sale of the contract.

If you withdraw:

•	from more than one investment choice, we will deduct the contingent deferred sales charge proportionately from the amounts remaining in the investment choice(s) you selected.

•	the total value from an investment choice, we will deduct the contingent deferred sales charge proportionately from amounts remaining in the investment choices that still have value.

•	your entire contract value, we will deduct the contingent deferred sales from the contract value. You will receive a check for the net amount.

The amount of the charge depends on the length of time between when we issued your contract and when you make a withdrawal or apply an amount to an annuity option. The contingent deferred sales charge for the standard Transitions Custom Plan contract and Transitions Packages I, II & III is assessed as follows:

Contract Year of Withdrawal or Annuity Date	Charge

1st Year	7%

2nd Year	7%

3rd Year	7%

4th Year	6%

5th Year	5%

6th Year	4%

7th Year	3%

8th Year and thereafter	0%

In addition to the free withdrawals and nursing home waiver benefit described later in this section, we will not impose a contingent deferred sales charge under the following circumstances.

•	Upon payment of the death benefit.

•	Currently, upon payment of a minimum required distribution that exceeds the free withdrawal amount.

•	If you are 59 1 /2 or older, and you apply part of or all of your contract value:

•	under a fixed lifetime payment option;

•	under a fixed annuity, fixed term payment option with payments for 10 years or more;

•	to purchase a single premium immediate life annuity issued by us or one of our affiliates;

•	to purchase a single premium immediate annuity certain, with payments guaranteed for 10 years or more, issued by us or one of our affiliates.

•	If you apply part of or all of your contract value:

•	under a variable lifetime payment option; or

•	under a variable fixed time payment option, with payments for 10 years or more.

•
If you surrender your contract before April 30, 2002, and the proceeds of the surrender are used to purchase a new group annuity issued by us. The group annuity may be subject to charges upon surrender.

•
If you redeem “excess contributions” to a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including Individual Retirement Annuities (IRAs). We look to the Internal Revenue Code for the definition and description of excess contributions.

You may elect a different contingent deferred sales charge schedule under the Transitions Custom Plan. We will provide a credit to your contract or assess an additional charge to your contract depending upon the contingent deferred sales charge feature you elect. Please refer to the Additional Transitions Custom Plan Contract Features section of this prospectus for more information.

Free Withdrawals

The following free withdrawal provisions are available:

Transitions Custom Plan:

In your first contract year, you may withdraw, without incurring a contingent deferred sales charge, up to 10% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 10% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year.
Expenses

You may take the 10% in multiple withdrawals each contract year.

There are other free withdrawal features available under the Transitions Custom Plan for an additional charge. Please refer to the Additional Transitions Custom Plan Contract Features section of this prospectus for more information.

Transitions Packages I & II:

In your first contract year, you may withdraw, without incurring a contingent deferred sales charge, up to 10% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 10% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year.

You may take the 10% in multiple withdrawals each contract year.

Transitions Package III:

In your first contract year, you may withdraw, without incurring a contingent deferred sales charge, up to 15% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 15% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year.

For partial withdrawals only, you may carry forward any unused portion of the free withdrawal amount into successive years, up to a maximum of 30% of your previous contract year-end contract value. There will be no allowance for unused free withdrawal amounts accumulated while you participated in Transitions Package I or II.

You may take the 15% in multiple withdrawals each contract year.

Nursing Home Waiver Benefit

If you have elected Transition Package II or III , you may withdraw all or a portion of your contract value without incurring a contingent deferred sales charge if we receive written confirmation at our Annuity Service Center that you have been admitted to a licensed nursing care facility after your purchase of this contract subject to the following requirements:

•	The nursing home waiver is not in effect until one contract year has elapsed since you elected Transitions Package II or III.

•	This waiver is not available if you resided in a licensed nursing care facility within 2 years prior to your election of Transitions Package II or III.

•	Your stay in a licensed nursing care facility must be prescribed by a physician and be medically necessary.

•	We will require that you provide us with written documentation satisfactory to us that confirms that you still reside in a licensed nursing care facility every time you request a partial withdrawal.

•	You must make each withdrawal request while you are presently confined in a licensed nursing care facility for a period of not less than 90 days.

•
If you transfer to Transitions Package I from either Transitions Package II or III, the nursing home waiver will no longer be available as of the effective date of your transfer to Transitions Package I.

•	If the nursing home waiver benefit is in effect, you may not participate in a systematic withdrawal program.

We currently define a licensed nursing care facility to be an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care or custodial nursing care.

The nursing home waiver benefit is not a standard feature in the Transitions Custom Plan contract. However, you may elect the nursing home waiver benefit as an additional contract feature for an additional charge. Please refer to the Additional Transitions Custom Plan Contract Features section of this prospectus for more information.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract value is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

During the accumulation phase, you can make 12 free transfers every calendar year. If you make more than 12 transfers a calendar year, we will deduct a transfer fee of $20 per transfer. Any transfers you make by using our automated voice response system or the internet (subject to availability) as well as any transfers made as part of the Separate Account Dollar Cost Averaging Program, the Interest Sweep Option, the DCA Fixed Accounts or the Automatic Rebalancing Program are not subject to the assessment of a transfer fee, and therefore, do not count toward your 12 free transfers every calendar year.

If you request to transfer a dollar amount, we will deduct any transfer fee from the amount transferred. If you request to transfer a percentage of your value in an investment choice, we will deduct the transfer fee from the amount remaining in the investment choice. If you transfer the entire amount in an investment choice, we will deduct the transfer fee from the amount you transfer. If you transfer contract value from more than one investment choice, we will allocate any transfer fee on a pro-rata basis in proportion to the amount you transferred from each investment choice.

During the income phase, we allow 6 transfers and they are not subject to a transfer fee.

We consider all transfers made on one business day as one transfer.

Income Taxes

We will deduct from the contract any income taxes that we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various funds, which are described in the attached fund prospectuses. We may enter into certain arrangements under which we are reimbursed by the funds’ advisors, distributors and/or affiliates for the administrative service that we provide.

Expenses

Credit Features

The contract provides for three credit features. We will pay these credit amounts out of the revenues we have received for selling this contract and the expense efficiencies that result from contracts with higher contract values and the delivery of documents related to the contract in electronic format rather than paper format. We provide these credit amounts in lieu of reducing expenses directly.

Except for the Electronic Document Delivery Credit, we calculate all credits based on your contract value as of the end of the contract year. We will apply credits on your next succeeding contract anniversary proportionally to the funds that you are invested in as of the date we calculate the credit. If you are not invested in any of the funds when we apply the credit, we will automatically apply the credit to the Oppenheimer Money Fund/VA.

These credit amounts may be subject to the assessment of a contingent deferred sales charge upon withdrawal or if you elect to receive an annuity payment.

Case Size Credit

We will provide a credit under the Transitions Custom Plan and Transitions Packages I, II & III to your contract if it exceeds a certain average contract value as of the end of each contract year. We will determine the average contract value for each contract by taking the average of your contract value at the end of each contract year quarter during the current contract year.

We will provide a 0.08% credit to your contract on your contract anniversary if your average contract value is between $250,000 and $1 million as of the end of the immediately preceding contract year.

We will provide a 0.12% credit to your contract on your contract anniversary if your average contract value exceeds $1 million as of the end of the immediately preceding contract year.

Electronic Document Delivery Credit

For any contract year prior to 2008, we will provide an annual $24 credit under the Transitions Custom Plan and Transitions Packages I, II & III to your contract on your contract anniversary in each contract year if you are participating in our E-Documents Program as of your contract anniversary. Participation in our E-Documents Program will provide you with documents related to your contract in electronic format rather than paper format. Examples of these documents include the prospectus, prospectus supplements, and annual and semi-annual reports of the underlying funds.

We reserve the right to terminate this credit feature at any time after 2007.

Persistency Credit

At the end of each contract year following the expiration of the contingent deferred sales charge period associated with your contract, we will calculate a credit in the amount of 0.10% and apply that credit on your immediately following contract anniversary date.

This credit is available only under the Transitions Custom Plan. We reserve the right to reduce this credit to 0.02% in the future.
Credit Features

The Income Phase

If you want to receive regular income from your annuity, you can elect to apply all or part of your contract value so that you can receive fixed and/or variable annuity payments under one of five annuity options. You must specify the portion of your contract value that is to be applied to the annuity options. We will treat any request to apply part of your contract value so that you can receive an annuity payment as a withdrawal. If you elect to apply only part of your contract value to an annuity option, the minimum amount that you can apply is $10,000.

We currently do not restrict the number of times in a contract year that you can elect to apply part of your contract value to an annuity option. However, we reserve the right to limit the number of times that you can elect to apply part of your contract value to an annuity option to 1 per contract year.

You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date cannot be earlier than 5 years after you buy the contract for both full and partial annuity payments. The annuity date must be the 1st through the 28th day of a month.

You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us 30 days written notice. If you do not choose an annuity option, we will assume that you selected Life Income with 10 years of payments guaranteed.

Annuity payments must begin by the earlier of:

(1)	The 100th birthday of the annuitant or oldest joint annuitant;

(2)	Your 100th birthday if you are not the annuitant or the 100th birthday of the oldest joint owner; or

(3)	The latest age permitted under state law.

We make annuity payments based on the age and sex of the annuitant under all options except Annuity Option E. We may require proof of age and sex before annuity payments begin.

At the annuity date, you have the same fund choices that you had in the accumulation phase. You can choose whether payments will be fixed, variable, or a combination of both. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the funds will be applied to a variable payout and any amounts in The Fixed Account or a Long-Term Guarantee Fixed Account will be applied to a fixed payout.

If your contract value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100, we reserve the right to change the payment basis to equivalent less frequent payments.

In order to avoid adverse tax consequences, you should begin to take distributions from your tax-qualified contract at least equal to the minimum amount required by the IRS, no later than the required beginning date. If your contract is an IRA that date should be no later than April 1 of the year after you reach age 70 1 /2. For qualified plans, that date is no later than April 1 of the year following the later of the year you reach age 70 1 /2 or the year in which you retire.

Fixed Annuity Payments

If you choose fixed payments, the payment amount will not vary. The payment amount will depend upon the following 7 things:

•	the value of your contract on the annuity date;

•	the deduction of premium taxes, if applicable;

•	the deduction of the annual contract maintenance charge, if applicable;

•	the deduction of a contingent deferred sales charge, if applicable;

•	the deduction of an interest rate factor adjustment, if applicable;

•	the annuity option you select; and

•	the age and sex of the annuitant (and the age and sex of the joint annuitant, if any).
The Income Phase

Variable Annuity Payments

If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount will depend on the following 7 things:

•	the value of your contract on the annuity date;

•	the deduction of premium taxes, if applicable;

•	the deduction of the annual contract maintenance charge, if applicable;

•	the deduction of a contingent deferred sales charge, if applicable;

•	the annuity option you select;

•	the age and sex of the annuitant (and the age and sex of the joint annuitant, if any); and

•	an assumed investment rate (AIR) of 4% per year.

Future variable payments will depend on the performance of the funds you selected. If the actual performance exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% plus the amount of the deductions, your annuity payments will decrease.

You may not elect a variable annuity payment if you are exercising the Guaranteed Minimum Income Benefit feature.

Annuity Unit Value

In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change. However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Annuity Options

The following annuity options are available. After annuity payments begin, you cannot change the annuity option or the frequency of annuity payments. We may consent to other plans of payment in addition to the following annuity options:

Annuity Option A – Life Income.  Under this option we make fixed and/or variable periodic payments as long as the annuitant is alive. After the annuitant dies we stop making payments.

Annuity Option B – Life Income with Period Certain.  We will make fixed and/or variable periodic payments for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be 5, 10 or 20 years. If the beneficiary chooses, he/she may elect a lump sum payment equal to the present value of the remaining guaranteed annuity payments.

Annuity Option C – Joint and Last Survivor Annuity.  We will make fixed and/or variable periodic payments during the joint lifetime of 2 annuitants. When one dies, we will continue making these payments to the survivor as if both annuitants were alive. We will not make payments after both annuitants have died.

Annuity Option D – Joint and  2 /3 Survivor Annuity.  We will make fixed and/or variable periodic payments during the joint lifetime of 2 annuitants. We will continue making payments during the lifetime of the surviving annuitant. We will compute these payments for the surviving annuitant on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime. We will not make payments after both annuitants have died.

Annuity Option E – Period Certain Annuity.  We will make fixed and/or variable periodic payments for a specified period. The specified period must be at least 5 years and cannot be more than 30 years. If you would like to receive all or part of the present value of the variable periodic payments under this annuity option at any time, you may elect to receive it in a lump sum or have it applied to another annuity option. If you so elect, your future income payments will be reduced accordingly.

Limitation on Payment Options.  If you purchase a contract as an IRA, the Internal Revenue Code imposes restrictions on the types of payment options that you may elect.
The Income Phase

Death Benefit

Death of Contract Owner During the Accumulation
Phase

If you or the joint owner dies during the accumulation phase, we will pay a death benefit to your primary beneficiary. If the joint owner dies, we will treat the surviving joint owner, if any, as the primary beneficiary. We will treat any other beneficiary designation on record at the time of death as a contingent beneficiary unless you have changed it in writing.

Your beneficiary may request that the death benefit be paid under one of the death benefit options. If the beneficiary is your spouse, he or she may elect to become the owner of the contract at the death benefit amount payable.

Death Benefit Amount During the Accumulation Phase

The death benefit depends upon the death benefit feature in effect at the time of your death, the age of the oldest joint owner, or the annuitant’s death, if the contract is owned by a non-natural entity.

If you are age 80 or beyond when you elect a death benefit feature or transfer between Transition Packages, the only death benefit features that you may elect are the basic death benefit and the basic death benefit with annual ratchet feature.

If your death benefit amount is greater than your contract value at the time you transfer between the Transitions Packages or change death benefit features under the Transitions Custom Plan, the change in death benefit features may result in a decrease in your death benefit amount. Please contact your registered representative for more information on the impact of changing death benefit features after we issue your contract.

Transitions Custom Plan:

There are a number of death benefit features available under the Transitions Custom Plan. You may elect only one death benefit feature at a time. If you do not elect a death benefit feature when we issue your contract, the death benefit feature under your contract will be the basic death benefit. We do not assess an additional charge for the basic death benefit. However, we will provide your contract with a credit or assess an additional charge to your contract if you elect one of the other death benefit features. Currently, you may add or terminate a death benefit feature on any contract anniversary as long as we receive written notice of your intention to do so at our Annuity Service Center at least 7 calendar days prior to your contract anniversary date. Please refer to the Additional Transitions Custom Plan Contract Features section of this prospectus for more information.

Basic Death Benefit:  Prior to you reaching age 80, the death benefit is the greater of:

•	your contract value, or

•	your purchase payments, less any withdrawals and any applicable charges determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

At age 80 and beyond, the death benefit is your contract value as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.
Death Benefit

Transitions Package I:

The death benefit feature available under Transitions Package I is the basic death benefit.

Basic Death Benefit:  Prior to you reaching age 80, the death benefit is the greater of:

•	your contract value, or

•	your purchase payments, less any withdrawals and any applicable charges determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

At age 80 and beyond, the death benefit is your contract value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Transitions Package II:

The death benefit feature available under Transitions Package II is the basic death benefit with 5% roll-up feature.

Basic Death Benefit with 5% Roll-up Feature:  Prior to you reaching age 80, the death benefit is the greatest of:

•	your contract value,

•	your purchase payments less withdrawals and applicable charges, or

•	the value of the roll-up feature

determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

We recalculate the roll-up feature when we receive a purchase payment from you or if you make a withdrawal as follows:

1.
The roll-up feature is equal to the accumulation at interest of all purchase payments adjusted for any withdrawals and applicable charges, but not more than twice the sum of purchase payments less any withdrawals and applicable charges. We will use an effective annual rate of interest of 5% in the following calculations for any period prior to you reaching age 80 and 0% thereafter.

2.	For purchase payments, the roll-up feature is equal to the most recently calculated roll-up feature accumulated to the date of the purchase payment plus the purchase payment.

3.
For withdrawals, the roll-up feature is equal to the most recently calculated roll-up feature accumulated to the date of the withdrawal reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated roll-up feature accumulated to the date of withdrawal.

4.	On any other date, the roll-up feature is equal to the most recently calculated roll-up feature accumulated to that date.

If you transfer to Transitions Package II from Transitions Package I, your contract value on the effective date of the transfer will act as your initial roll-up feature amount, subject to the cap of two times the total of all purchase payments less withdrawals. If you transfer to Transitions Package II from Transitions Package III, we will calculate your initial roll-up feature amount as if you elected Transitions Package II when we issued your previous Transitions Package.

If you transfer from Transitions Package II to Transitions Package I or III, the roll-up feature will not be in effect and the death benefit will be reset to the death benefit available under your new Transitions Package.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.
Death Benefit

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Transitions Package III:

The death benefit feature available under Transitions Package III is the basic death benefit with annual ratchet feature.  We will automatically add the earnings enhancement benefit to your basic death benefit with annual ratchet feature. If you elect Transitions Package III after age 80, the earnings enhancement benefit will have no value.

Annual Ratchet Death Benefit Feature.  The amount of the death benefit will be the greatest of

•	your contract value,

•	your purchase payments less withdrawals and applicable charges, or

•	the value of the annual ratchet feature

determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

Prior to you reaching age 80, we recalculate the annual ratchet feature on a contract anniversary, when we receive a purchase payment from you, or when you make a withdrawal as follows:

1.	On each contract anniversary, the annual ratchet feature is equal to the greater of:

•	Your contract value or

•	the most recently calculated annual ratchet feature.

2.	For purchase payments, the annual ratchet feature is equal to the most recently calculated annual ratchet feature plus the purchase payment.

3.	For withdrawals, the annual ratchet feature is equal to the most recently calculated annual ratchet feature reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated annual ratchet feature.

At age 80 and beyond, the annual ratchet feature is the value of the annual ratchet feature at age 80 adjusted pursuant to the annual ratchet feature recalculation formula as described in “2” and “3” above.

If you elect Transitions Package III upon the issuance of your contract, the initial annual ratchet feature is equal to your initial purchase payment. If you transfer to Transitions Package III sometime after the issuance of your contract from either Transitions Package I or II, the initial annual ratchet feature is equal to your contract value on the effective date of your transfer to Transitions Package III. If you transfer from Transitions Package III to Transitions Package I or II, the annual ratchet feature will not be in effect and the death benefit will be reset to the death benefit available under your new Transitions Package.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Earnings Enhancement Benefit. The earnings enhancement benefit acts as a supplement to the basic death benefit with annual ratchet feature. If you elect Transitions Package III after you reach age 80, the earnings enhancement benefit will have no value.

The additional benefit amount is a percentage of your contract’s earnings since you last elected Transitions Package III to the date we determine the death benefit amount. For the purposes of this benefit, we define earnings as the difference between:

•	your contract value and

•	your purchase payments less withdrawals

as of the date of your death.
Death Benefit

We base the applicable percentage upon your age as of the date of your last election of Transitions Package III as outlined in the following table:

Ages	Percentage of Earnings

0-69	40%

70-72	25%

73-75	18%

76-78	11%

79-80	7%

81+	0%

If your age as of the date your election of Transitions Package III is effective is less than age 70, this benefit is subject to a maximum benefit amount of 100% of your purchase payments less withdrawals and any applicable charges. If your age as of the date your election of Transitions Package III is effective is age 70 or over, this benefit is subject to a maximum of 40% of your purchase payments less withdrawals and any applicable charges.

If you transfer to Transitions Package III after we issue your contract, we will treat the greater of your contract value as of the effective date of your transfer to Transitions Package III or your purchase payments less any withdrawals, as your purchase payment amount for determining your benefit. If you transfer from Transitions Package III to Transitions Package I or II, we will reset the benefit amount and the death benefit under your new Transitions Package will be available. For the purposes of this benefit, we will take any withdrawals from earnings first.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Death Benefit Payment Options During the Accumulation Phase

A beneficiary, who is not your surviving spouse, must elect to receive the death benefit under one of the following options, in the event you die during the accumulation phase:

Option 1 – lump sum payment of the death benefit; or

Option 2 – the payment of the entire death benefit within 5 years of the date of death; or

Option 3 – payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death or any joint participant.

If a lump sum payment is requested, we will pay the amount within 7 days after we receive due proof of death and other necessary information at our Annuity Service Center, unless we are required to suspend or delay payment. Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by us of proof of death.

A surviving spouse who is the primary beneficiary under the contract may elect to continue the contract in his or her own name at the death benefit amount and exercise all of the contract owner’s rights under the contract, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option. This election can only be made once while the contract is in effect. If your spouse does not make an election within 60 calendar days of our receipt of due proof of death, we will consider your surviving spouse to have continued the contract in his/her name.

Death of Owner During the Income Phase

If you or the joint owner dies during the income phase, but the annuitant is still alive, we will pay the remaining payments under the annuity option elected at least as rapidly as under the method of distribution in effect at the time of your death.

Death of Annuitant

If the annuitant, who is not the owner or joint owner, dies during the accumulation phase, you can name a new annuitant subject to the underwriting rules we have in effect at the time. If you do not name an annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person we will treat the death of the annuitant as the death of the owner, and you may not name a new annuitant. You cannot name a new annuitant once the Income Phase begins.

Upon the death of the annuitant on or after the annuity date, the death benefit, if any, is as specified in the annuity option elected. We will pay death benefits at least as rapidly as under the method of distribution in effect at the annuitant’s death.

Death Benefit

Additional Transitions Custom Plan
Contract Features

For an additional charge or credit, there are a number of additional contract features available to you if you elect the Transitions Custom Plan. You must elect these features when you apply for a contract unless otherwise stated. If you elect an additional feature after you apply for a contract, the effective date of your election must be on your contract anniversary date immediately following your election. If you elect an additional feature, it will replace the corresponding standard feature available under the Transitions Custom Plan. These features may not be available in all states.

If you elect one or more of the following additional features, we will deduct a corresponding charge for each feature you elect or provide your contract with a credit. Charges for the additional features are in addition to the standard contract expenses.

In the first contract year, we base all charges for additional contract features on your purchase payments received by us during that contract year. We will assess a charge for each additional contract feature upon our receipt of each purchase payment made to your contract during your first contract year.

At the end of your first contract year and at the end of every contract year thereafter, we will calculate the charge for each additional contract feature based on your contract value at that time and we will deduct the charge on each contract anniversary while the feature is in effect. We will deduct the entire charge proportionally as follows:

1.	First, from the funds you are invested in as of the time we deduct the charge(s);

2.
If you do not have sufficient value invested in the funds to deduct the entire charge(s) from the funds, then we will deduct the entire charge(s) from the funds plus the fixed accounts you are invested in as of the time we deduct the charge(s) (excluding the Long-Term Guarantee Fixed Accounts); or

3.
If you do not have sufficient value invested in the funds and the fixed accounts (excluding the Long-Term Guarantee Fixed Accounts) to deduct the entire charge(s) from those investment choices, then we will deduct the entire charge(s) from the funds plus all of the fixed accounts you are invested in as of the time we deduct the charge(s).

We calculate a charge assessed out of The Fixed Account and Long-Term Guarantee Fixed Accounts on a first-in, first out basis. In other words, we assess the charge attributed to the oldest purchase payments first; then we assess the charge attributed to the next oldest purchase payment; and so on.

Except for the Electronic Document Delivery Credit, we calculate all credits based on your contract value as of the end of the contract year. We will apply credits on your next succeeding contract anniversary proportionally to the funds that you are invested in as of the date we calculate the credit. If you are not invested in any of the funds when we apply the credit, we will automatically apply the credit to the Oppenheimer Money Fund/VA.

These credit amounts may be subject to the assessment of a contingent deferred sales charge upon withdrawal or if you elect to receive an annuity payment.

Additional Contingent Deferred Sales Charge Features

Five Year Contingent Deferred Sales Charge Feature:

The Transitions Custom Plan has a standard seven year contingent deferred sales charge schedule. For an additional charge of 0.20%, you can elect a five year contingent deferred sales charge schedule instead of the standard seven year contingent deferred sales charge schedule. You must elect this additional feature at the time you apply for a contract. We will assess this charge during the first five contract years while the contingent deferred sales charge schedule is in effect.
Additional Transitions Custom Plan Contract Features

The five year contingent deferred sales charge schedule is as follows:

Contract Year of Withdrawal or Annuity Date	CDSC Percentage

1	7%

2	7%

3	7%

4	6%

5	5%

6 or more	0%

Nine Year Contingent Deferred Sales Charge Feature:

The Transitions Custom Plan has a standard seven year contingent deferred sales charge schedule. You can elect a nine year contingent deferred sales charge schedule instead of the standard seven year contingent deferred sales charge schedule. If you so elect, we will credit your contract in an amount equal to 0.10% of your contract value as of the end of each contract year. We will apply this credit while the contingent deferred sales charge schedule is in effect. You must elect this additional feature at the time you apply for a contract.

The nine year contingent deferred sales charge schedule is as follows:

Contract Year of Withdrawal or Annuity Date	CDSC Percentage

1	8%

2	8%

3	7%

4	6%

5	5%

6	4%

7	3%

8	2%

9	1%

10 or more	0%

Additional Free Withdrawal Features

10%/20% Free Withdrawal Feature:

The Transitions Custom Plan has a standard 10% free withdrawal provision. For an additional charge of 0.25%, you can elect the following free withdrawal provision instead of the standard 10% free withdrawal provision:

In your first contract year, you may withdraw, without incurring a contingent deferred sales charge, up to 10% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 20% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year.

You may take your free withdrawal amount in multiple withdrawals each contract year. You must elect this additional feature at the time you apply for a contract. We will assess this charge while your contingent deferred sales charge schedule is in effect.

15%/Cumulative to 30% Free Withdrawal Feature:

The Transitions Custom Plan has a standard 10% free withdrawal provision. For an additional charge of 0.15%, you can elect the following free withdrawal provision instead of the standard 10% free withdrawal provision:

In your first contract year, you may withdraw, without incurring a contingent deferred sales charge, up to 15% of your purchase payments reduced by any free withdrawal amount previously taken during the contract year. Beginning in the second contract year, you may withdraw up to 15% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the current contract year. For partial withdrawals only, you may carry forward any unused portion of the free withdrawal amount into successive years, up to a maximum of 30% of your previous contract year-end contract value.

You may take your free withdrawal amount in multiple withdrawals each contract year. You must elect this additional feature at the time you apply for a contract. We will assess this charge while your contingent deferred sales charge schedule is in effect.

Additional Death Benefit Features

There are a number of death benefit features available under the Transitions Custom Plan. You may elect only one death benefit feature at a time. If you do not elect a death benefit feature when we issue your contract, the death benefit feature under your contract will be the basic death benefit. We do not assess an additional charge for the basic death benefit. However, we will provide your contract with a credit or assess an additional charge to your contract if you elect one of the additional death benefit features. Currently, you may add or terminate a death benefit feature on any contract anniversary as long as we receive written notice of your intention to do so at our Annuity Service Center at least 7 calendar days prior to your contract anniversary date.

If you are age 80 or beyond when you elect a death benefit feature, the only death benefit features that you may elect are the basic death benefit and the basic death benefit with annual ratchet feature.

If your death benefit amount is greater than your contract value at the time you change death benefit features under the Transitions Custom Plan, the change in death benefit features may result in a decrease in your death benefit amount. Please contact your registered representative for more information on the impact of changing death benefit features after we issue your contract.

Contract Value Death Benefit:

You can elect the contract value death benefit to serve as your Transitions Custom Plan death benefit instead of the basic death benefit. If you so elect, we currently calculate a credit in the amount of 0.05% of your contract value as of the end of each contract year while this death benefit feature is in effect. We apply the credit on your immediately following contract anniversary. We reserve the right to reduce this credit to 0.02% in the future.
The contract value death benefit is equal to your contract value as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

Basic Death Benefit with 3 Year Reset Feature:

You can elect the basic death benefit with 3 year reset feature to serve as your Transitions Custom Plan death benefit instead of the basic death benefit. If you so elect, we currently deduct an additional charge of 0.10%. We reserve the right to increase this charge, but it may never exceed 0.20% if you are age 60 or less; 0.30% if you are age 61 through age 70; or 0.70% if you are age 71 or older.

The death benefit will be the greatest of:

•	your contract value,

•	your purchase payments, less any withdrawals and applicable charges; or

•  the value of the 3 year reset feature

determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

Prior to you reaching age 80, we will recalculate the 3 year reset feature on each 3 year contract anniversary following the date your election of this death benefit is effective or when we receive your purchase payment or you take a withdrawal as follows:

1.	On each 3 year contract anniversary date following the date your election of this death benefit is effective, the 3 year reset feature is equal to your contract value at that time.

2.	For purchase payments, the 3 year reset feature is equal to the most recently calculated 3 year reset feature plus the purchase payment.

3.	For withdrawals, the 3 year reset feature is equal to the most recently calculated 3 year reset feature, reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated 3 year reset feature.

Additional Transitions Custom Plan Contract Features
At age 80 and beyond, the 3 year reset feature is the 3 year reset feature at age 80, adjusted for subsequent purchase payments and withdrawals pursuant to the 3 year reset feature calculation described in 2 and 3 above.

If you elect this death benefit feature after we issue your contract, the initial 3 year reset feature on the date your election of this death benefit feature is effective will be equal to your purchase payments less withdrawals. If you terminate this death benefit feature, your death benefit will be reset to the basic death benefit unless you select another death benefit feature instead.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Basic Death Benefit with 5% Roll-up Feature:

You can elect the basic death benefit with 5% roll-up feature to serve as your Transitions Custom Plan death benefit instead of the basic death benefit. If you so elect, we currently deduct an additional charge of 0.40%. We reserve the right to increase this charge, but it may never exceed 0.50% if you are age 60 or less; 0.75% if you are age 61 through age 70; or 1.20% if you are age 71 or older.

Prior to you reaching age 80, the death benefit is the greatest of:

•	your contract value,

•	your purchase payments less withdrawals and applicable charges, or

•	the value of the roll-up feature

determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

We recalculate the roll-up feature when we receive a purchase payment from you or if you make a withdrawal as follows:

1.
The roll-up feature is equal to the accumulation at interest of all purchase payments adjusted for any withdrawals and applicable charges, but not more than twice the sum of purchase payments adjusted for any withdrawals and applicable charges. We will use an effective annual rate of interest of 5% in the following calculations for any period prior to you reaching age 80 and 0% thereafter.

2.	For purchase payments, the roll-up feature is equal to the most recently calculated roll-up feature accumulated to the date of the purchase payment plus the purchase payment.

3.
For withdrawals, the roll-up feature is equal to the most recently calculated roll-up feature accumulated to the date of the withdrawal reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated roll-up feature accumulated to the date of withdrawal.

4.	On any other date, the roll-up feature is equal to the most recently calculated roll-up feature accumulated to that date.

If you elect this death benefit feature after we issue your contract, the initial roll-up feature on the date your election of this death benefit feature is effective is equal to your contract value at that time. If you elect this death benefit feature after we issue your contract and your prior death benefit feature was not the basic death benefit with combination feature, we must add the earnings enhancement benefit feature to your death benefit. Under these circumstances, the maximum benefit for the roll-up feature is equal to two times the contract value at the time of your election of the feature adjusted for subsequent purchase payments and withdrawals. If you elect this death benefit feature after we issue your contract and your previous death benefit feature was the basic death benefit with combination feature, the 5% roll-up death benefit feature will continue to accrue and the maximum limit will remain the same as under the basic death benefit with combination feature. If you terminate this death benefit feature, your death benefit will be reset to the basic death benefit unless you select another death benefit feature instead.
Additional Transitions Custom Plan Contract Features

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Basic Death Benefit with Annual Ratchet Feature:

You can elect the basic death benefit with the annual ratchet feature to serve as your Transitions Custom Plan death benefit instead of the basic death benefit. If you so elect, we currently deduct an additional charge of 0.25%. We reserve the right to increase this charge, but it may never exceed 0.35% if you are age 60 or less; 0.55% if you are age 61 through age 70; or 0.80% if you are age 71 or older.

The amount of the death benefit will be the greatest of

•	your contract value,

•	your purchase payments less withdrawals and applicable charges, or

•	the value of the annual ratchet feature

determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

Prior to you reaching age 80, we recalculate the annual ratchet feature on a contract anniversary, when we receive a purchase payment from you, or when you make a withdrawal as follows:

1.	On each contract anniversary, the annual ratchet feature is equal to the greater of:

•	your contract value or

•	the most recently calculated annual ratchet feature.

2.	For purchase payments, the annual ratchet feature is equal to the most recently calculated annual ratchet feature plus the purchase payment.

3.	For withdrawals, the annual ratchet feature is equal to the most recently calculated annual ratchet feature reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated annual ratchet feature.

At age 80 and beyond, the annual ratchet feature is the value of the annual ratchet feature at age 80 adjusted pursuant to the annual ratchet feature recalculation formula as described in “2” and “3” above.

If you elect this death benefit feature after we issue your contract, the initial annual ratchet feature on the date your election of this death benefit feature is effective is equal to your purchase payments less withdrawals. If you elect this death benefit feature after we issue your contract and your previous death benefit feature was the basic death benefit with combination feature, the annual ratchet feature will continue under this death benefit feature. If you terminate this death benefit feature, your death benefit will be reset to the basic death benefit unless you select another death benefit feature instead.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Basic Death Benefit with Combination Feature:

You can elect the basic death benefit with the combination feature to serve as your Transitions Custom Plan death benefit instead of the basic death benefit. If you so elect, we currently deduct an additional charge of 0.45%. We reserve the right to increase this charge, but it may never exceed 0.50% if you are age 60 or less; 0.80% if you are age 61 through age 70; or 1.25% if you are age 71 or older.

The basic death benefit with combination feature is a combination of the basic death benefit with 5% roll-up feature and the basic death benefit with annual ratchet feature.
Additional Transitions Custom Plan Contract Features

The death benefit is the greatest of:

•	your contract value;

•	your purchase payments, less any withdrawals and any applicable charges;

•	the value of the annual ratchet feature; or

•	the value of the roll-up feature

determined as of the business day we receive proof of death and election of the payment method at our Annuity Service Center.

Please refer to the Basic Death Benefit with Annual Ratchet Feature and the Basic Death Benefit with 5% Roll-Up Feature for an explanation as to how we calculate those two features.

If you elect this death benefit feature after we issue your contract and your previous death benefit feature was neither the basic death benefit with annual ratchet feature nor the basic death benefit with 5% roll-up feature, your contract value on the date your election of this death benefit feature is effective will act as the initial purchase payment. If your previous death benefit feature was the basic death benefit with annual ratchet feature, the annual ratchet feature will continue to accrue and the 5% roll-up feature will start accruing at your contract value at the time your election of this death benefit feature is effective. If your previous death benefit feature was the basic death benefit with 5% roll-up feature, the 5% roll-up death benefit will continue to accrue subject to its maximum limitation, and the annual ratchet death benefit will start accruing at your contract value at the time your election of this death benefit feature is effective.

If you elect this death benefit feature after we issue your contract and your previous death benefit option was neither the basic death benefit with annual ratchet feature nor the basic death benefit with 5% roll-up feature, we will automatically add the earnings enhancement death benefit feature to your death benefit as of the time your election of this death benefit feature is effective. If you terminate this death benefit feature, your death benefit will be reset to the basic death benefit unless you select another death benefit feature instead.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Earnings Enhancement Benefit:

For an additional charge, you can elect the earnings enhancement benefit to supplement any death benefit feature you have elected under the Transitions Custom Plan. If you so elect, the charge we deduct will depend upon the death benefit feature you have elected. We deduct an additional charge currently at the following rates:

Death Benefit Feature	Charge

Basic Death Benefit	0.25%

Contract Value Death Benefit	0.30%

Basic Death Benefit with 3 Year Reset Feature	0.20%

Basic Death Benefit with 5% Roll-up Feature	0.15%

Basic Death Benefit with Annual Ratchet Feature	0.15%

Basic Death Benefit with Combination Feature	0.15%

We reserve the right to increase this charge, but it may never exceed 0.45%.

The additional benefit amount is a percentage of your contract’s earnings since your election of this feature is effective to the date we determine the death benefit amount. For the purposes of this benefit, we define earnings as the difference between:

•	your contract value and

•	your purchase payments less withdrawals as of the date of your death.
Additional Transitions Custom Plan Contract Features

We base the applicable percentage upon your age as of the date of your last election of this feature as outlined in the following table:

Ages	Percentage of Earnings

0-69	40%

70-72	25%

73-75	18%

76-78	11%

79-80	7%

81+	0%

If your age as of the date your election of this feature is effective is less than age 70, this benefit is subject to a maximum benefit amount of 100% of your purchase payments less withdrawals and any applicable charges. If your age as of the date your election of this feature is effective is age 70 or over, this benefit is subject to a maximum of 40% of your purchase payments less withdrawals and any applicable charges. For the purposes of this benefit, we will take any withdrawals from earnings first.

If you terminate this feature, the earnings enhancement feature benefit amount will no longer be payable. If you elect this feature after we issue your contract, we will treat the greater of your contract value as of the effective date of your election of this feature or your purchase payments less any withdrawals as your purchase payment amount for determining your benefit.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the death benefit amount. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the death benefit amount.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the death benefit amount.

Guaranteed Minimum Income Benefits

For an additional charge, the Transitions Custom Plan offers three distinct guaranteed minimum income benefits. A guaranteed minimum income benefit ensures the availability of a minimum amount when you choose to apply your contract value to an annuity option. We refer to this minimum amount as the guaranteed annuitization value. If you do not choose to apply your entire contract value to an annuity option, you will not receive a benefit under any of the guaranteed minimum income benefits. The guaranteed minimum income benefit may provide protection in the event of lower contract values that may result from the investment performance of the contract.

Currently, you may elect a guaranteed minimum income benefit when you apply for your contract and on any contract anniversary after we issue your contract as long as we receive written notice of your intention to do so at our Annuity Service Center at least 7 calendar days prior to your contract anniversary date. If you add this benefit after we issue your contract, your initial guaranteed annuitization value will be the lesser of:

•	your total purchase payments less withdrawals or

•	your contract value

as of the date you elect this benefit.

We will add your additional purchase payments to the guaranteed minimum income benefit amount and accumulate them from the date we receive the purchase payment until you reach the maximum benefit amount. For withdrawals, the benefit amount is equal to the most recently calculated guaranteed minimum income benefit reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated guaranteed minimum income benefit

You may not elect the guaranteed minimum income benefit feature once you reach age 80.

The three guaranteed minimum income benefits are subject to the following restrictions:

•	The guaranteed minimum income benefit becomes irrevocable 30 calendar days after your election of this benefit is effective.

•	The guaranteed minimum income benefit is available only when you apply the full amount of your contract value to an annuity option.
Additional Transitions Custom Plan Contract Features

•	The maximum benefit is 200% of your purchase payments adjusted for withdrawals.

•	Accumulation of the benefit will stop when you reach age 80 or the maximum benefit amount is achieved, whichever occurs first.

•	You may apply the guaranteed minimum annuitization value to an annuity payment option once this benefit has been in effect for 7 years and you reach age 60.

•	You can apply the benefit only to receive fixed payments from any life contingent annuity option.

•
If you elect either the 3% or 5% guaranteed minimum income benefit and your contract value invested in the fixed accounts and the Oppenheimer Money Fund/VA exceeds 30% of your total contract value at any time during the contract year due to:

•	the application of additional purchase payments,

•	withdrawals, or

•	transfers into any of the fixed accounts or the Oppenheimer Money Fund/VA,

we will not credit any interest to your guaranteed minimum income benefit for the entire contract year. However, if your investment in the fixed accounts and the Oppenheimer Money Fund/VA exceeds 30% of your total contract value solely as a result of fluctuations in the performance of the funds in which you are invested, then we will continue to credit the applicable rate of interest to your guaranteed minimum income benefit.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the guaranteed minimum income benefit. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the guaranteed minimum income benefit.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the guaranteed minimum income benefit.

Return of Purchase Payment Guaranteed Minimum Income Benefit:

The return of purchase payment guaranteed minimum income benefit provides that the guaranteed annuitization value will be your total purchase payments adjusted for withdrawals that you have taken. If you elect the return of purchase payment guaranteed minimum income benefit, we currently deduct an additional charge of 0.05%. We reserve the right to increase this charge, but it may never exceed 0.20%. We will continue to assess this charge until the earlier of when you elect to apply your contract value to an annuity option or you terminate the guaranteed minimum income benefit feature.

3% Guaranteed Minimum Income Benefit:

The 3% guaranteed minimum income benefit provides that the guaranteed annuitization value will be your initial purchase payment accumulated at a compounded annual rate of 3% starting at the date we issued your contract. If you elect the 3% guaranteed minimum income benefit, we currently deduct an additional charge of 0.20%. We reserve the right to increase this charge, but it may never exceed 0.30%. We will continue to assess this charge until the earlier of when you elect to apply your contract value to an annuity option or you terminate the guaranteed minimum income benefit feature.

5% Guaranteed Minimum Income Benefit:

The 5% guaranteed minimum income benefit provides that the guaranteed annuitization value will be your initial purchase payment accumulated at a compounded annual rate of 5% starting at the date we issued your contract. If you elect the 5% guaranteed minimum income benefit, we currently deduct an additional charge of 0.35%. We reserve the right to increase this charge, but it may never exceed 0.55%. We will continue to assess this charge until the earlier of when you elect to apply your contract value to an annuity option or you terminate the guaranteed minimum income benefit feature.
Additional Transitions Custom Plan Contract Features

Important Guaranteed Minimum Income Benefit Considerations

A guaranteed minimum income benefit ensures the availability of a minimum amount when you choose to receive fixed payments from any life contingent annuity option. This benefit may provide protection in the event of lower contract values that may result from the performance of the investment choices you choose. However, this benefit may not be appropriate for all contract owners. You should understand the guaranteed minimum income benefit completely before you elect this benefit feature. A guaranteed minimum income benefit is a benefit which ensures the availability of a minimum amount if you choose to receive fixed annuity payments.

•	A guaranteed minimum income benefit does not in any way guarantee the performance of any of the investment choices available under this contract.

•
This benefit does not restrict your right to use your contract value rather than the guaranteed minimum annuitization value to receive annuity payments should your contract value be greater than the guaranteed annuitization value when you decide to receive annuity payments.

•
The guaranteed minimum income benefit becomes irrevocable 30 calendar days after your election of this benefit is effective. Therefore, if you elect to use your contract value to receive annuity payments because it is greater than the guaranteed annuitization value, we will still assess the charges associated with the guaranteed minimum income benefit feature you have elected.

•	Please consult with a qualified financial professional when you are evaluating the guaranteed minimum income benefit and all other aspects of the contract.

Guaranteed Minimum Accumulation Benefits

For an additional charge, the Transitions Custom Plan offers two distinct guaranteed minimum accumulation benefits. A guaranteed minimum accumulation benefit ensures the availability of a minimum contract value at the end of a specified benefit period. Unlike the guaranteed minimum income benefit, you do not have to elect to receive annuity payments in order to utilize the guaranteed minimum accumulation benefit. The guaranteed minimum accumulation benefit may provide protection in the event of lower contract values that may result from the investment performance of the contract.

Currently, you may elect a guaranteed minimum accumulation benefit when you apply for your contract or an any contract anniversary after we issue your contract as long as we receive written notice of your intention to do so at our Annuity Service Center at least 7 calendar days prior to your contract anniversary date. The guaranteed minimum accumulation benefit becomes irrevocable 30 calendar days after your election of the benefit is effective.

Return of Purchase Payment Guaranteed Minimum Accumulation Benefit:

The return of purchase payment guaranteed minimum accumulation benefit provides for a minimum benefit after a specified period of time. If you elect the return of purchase payment guaranteed minimum accumulation benefit when we issue your contract, the guaranteed minimum accumulation benefit will be your total purchase payments as of the end of the second contract year after you elect this benefit, adjusted for any withdrawals you have taken during the benefit period. If you elect this benefit after we have issued your contract, the guaranteed minimum accumulation benefit is the lesser of:

•	your total purchase payments less any withdrawals or

•	your contract value as of the date your election of this benefit is effective,

plus your purchase payments made for two contract years following the effective date of your election adjusted for subsequent withdrawals until the benefit is payable.

For withdrawals, the benefit amount is equal to the most recently calculated guaranteed minimum accumulation benefit reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal
Additional Transitions Custom Plan Contract Features

•	with the result multiplied by the most recently calculated guaranteed minimum accumulation benefit

The benefit period for the return of purchase payment guaranteed minimum accumulation benefit is ten years after your election of this benefit is effective. Your benefit is not available to you until the end of the benefit period. At the end of the benefit period, we will increase your contract value to equal the guaranteed minimum accumulation benefit amount if the guaranteed minimum accumulation benefit amount exceeds your contract value at that time. If your contract value exceeds the guaranteed minimum accumulation benefit amount at the end of the benefit period, we will not increase your contract value. In either case, the guaranteed minimum accumulation benefit feature will terminate at this time and no benefits or charges will accrue thereafter.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the guaranteed minimum accumulation benefit.

If you elect the return of purchase payment guaranteed minimum income benefit, we currently deduct an additional charge of 0.35%. We reserve the right to increase this charge, but it may never exceed 0.50%. We will continue to assess this charge until the earlier of the end of the benefit period or termination of the guaranteed minimum accumulation benefit feature by you.

Two Times Return of Purchase Payment Guaranteed Minimum Accumulation Benefit:

The two times return of purchase payment guaranteed minimum accumulation benefit provides for a minimum benefit after a specified period of time. If you elect the two times return of purchase payment guaranteed minimum accumulation benefit when we issue your contract, the guaranteed minimum accumulation benefit will be two times your total purchase payments as of the end of the second contract year after you elect this benefit, adjusted for any withdrawals you have taken during the benefit period. If you elect this benefit after we have issued your contract, the guaranteed minimum accumulation benefit is the lesser of:

•	two times your total purchase payments less any withdrawals or

•	two times your contract value as of the date your election of this benefit is effective,

plus two times your purchase payments made for two contract years following the effective date of your election adjusted for subsequent withdrawals until the benefit is payable

For withdrawals, the benefit amount is equal to the most recently calculated guaranteed minimum accumulation benefit reduced by an adjustment for withdrawals. The adjustment for withdrawals is equal to:

•	the withdrawal amount, including any applicable charges, divided by your contract value immediately prior to the withdrawal

•	with the result multiplied by the most recently calculated guaranteed minimum accumulation benefit

The benefit period for the two times return of purchase payment guaranteed minimum accumulation benefit is twenty years after your election of this benefit is effective. Your benefit is not available to you until the end of the benefit period. At the end of the benefit period we will increase your contract value to equal the guaranteed accumulation benefit amount if the guaranteed minimum accumulation benefit amount exceeds your contract value at that time. If your contract value exceeds the guaranteed minimum accumulation benefit amount at the end of the benefit period, we will not increase your contract value. In either case, the guaranteed minimum accumulation benefit feature will terminate at this time and no benefits or charges will accrue thereafter.

You may not elect the two times return of purchase payment guaranteed minimum accumulation benefit feature once you reach age 80.

We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the guaranteed minimum accumulation benefit.

If you elect the two times return of purchase payment guaranteed minimum income benefit, we currently deduct an additional charge of 0.35%. We reserve the right to increase this charge, but it may never exceed 0.50%. We will continue to assess this charge until the earlier of the end of the benefit period or termination of the guaranteed minimum accumulation benefit feature by you.

Important Guaranteed Minimum Accumulation Benefit Considerations

A guaranteed minimum accumulation benefit ensures the availability of a minimum contract value at the end of a specified benefit period. This benefit may provide protection in the event of lower contract values that may result from the performance of the investment choices you choose. However, this benefit may not be appropriate for all contract owners. You should understand the guaranteed minimum accumulation benefit completely before you elect this benefit feature.

•	A guaranteed minimum accumulation benefit does not in any way guarantee the performance of any of the investment choices available under this contract.

•
The guaranteed minimum accumulation benefit becomes irrevocable 30 calendar days after your election of this benefit is effective. Therefore, if your contract value is greater than your benefit amount as of the end of the benefit period, we will still assess the charges associated with the guaranteed minimum accumulation benefit feature you have elected.

•	Please consult with a qualified financial professional when you are evaluating the guaranteed minimum accumulation benefit and all other aspects of the contract.

Nursing Home Waiver Benefit

For an additional charge, the Transitions Custom Plan offers a nursing home waiver benefit. If you elect the nursing home waiver benefit, we currently deduct an additional charge of 0.05%. We reserve the right to increase this charge, but it may never exceed 0.10%. We will assess this charge while the contingent deferred sales charge schedule is in effect. You must elect this additional feature at the time you apply for a contract.

If you have elected the nursing home waiver benefit, you may withdraw all or a portion of your contract value without incurring a contingent deferred sales charge if we receive written confirmation at our Annuity Service Center that you have been admitted to a licensed nursing care facility after your purchase of this contract subject to the following requirements:

•	The nursing home waiver is not in effect until one contract year has elapsed since you elected this benefit.

•	This waiver is not available if you resided in a licensed nursing care facility within 2 years prior to your election of this benefit.

•	Your stay in a licensed nursing care facility must be prescribed by a physician and be medically necessary.

•	We will require that you provide us with written documentation satisfactory to us that confirms that you still reside in a licensed nursing care facility every time you request a partial withdrawal.

•	You must make each withdrawal request while you are presently confined in a licensed nursing care facility for a period of not less than 90 days.

If the nursing home waiver is in effect, you may not participate in a systematic withdrawal program.

We currently define a licensed nursing care facility to be an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care or custodial nursing care.

Equalizer Benefit

For an additional charge, the Transitions Custom Plan offers a type of earnings adjustment benefit called the equalizer benefit. If you elect the equalizer benefit, we deduct an additional charge of 0.50%. We reserve the right to increase this charge, but it may never exceed 0.60%. We will assess this charge while the benefit is in effect. You must elect this additional feature at the time you apply for a contract.

The equalizer benefit provides a credit at the end of the following benefit periods:

•	the tenth contract year and
Additional Transitions Custom Plan Contract Features

•	every five year contract period thereafter.

We base the credit on 10% of net earnings for each benefit period. The credit will never be less than zero. When determining earnings, we add additional purchase payments to the remaining purchase payments and we deduct withdrawals as earnings first. For the initial benefit period, we define earnings as the difference between your contract value and your remaining purchase payments as of the end of the benefit period.

For subsequent benefit periods after the tenth contract year, we define earnings as:

•	your contract value at the end of the benefit period;

•	minus your contract value at the end of the immediately preceding benefit period;

•	minus your purchase payments;

•	plus withdrawals;

•	minus the equalizer benefit from the immediately preceding benefit period.

We will not count benefits that are paid as earnings when we determine the earnings amount for the subsequent benefit period. We will pay the equalizer benefit only until you reach age 80. We will limit individual payments of the benefit to 40% of the amount of your total purchase payments less any withdrawals. If you terminate this benefit during a benefit period, we will not pay you any benefit for that benefit period.

We will not subject this credit amount to the assessment of a contingent deferred sales charge upon withdrawal or if you elect to apply your contract value to an annuity option.

If there are joint owners of the contract, we will use the age of the oldest joint owner to determine the equalizer benefit. If the contract is owned by a non-natural person, we will use the age of the annuitant to determine the equalizer benefit.

You may not elect the equalizer benefit once you reach age 70. We consider requests to apply part of your contract value to an annuity option as a withdrawal for purposes of calculating the equalizer benefit.

Additional Transitions Custom Plan Contract Features

Taxes

NOTE:  We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Contracts In General

Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

For variable annuity contracts, tax deferral depends on the insurance company, and not you having control of the assets held in the separate accounts. You can allocate account value from one fund of the separate account to another but cannot direct the investments each fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

The Internal Revenue Service (IRS) has provided some guidance on investor control but several issues remain unclear. One unanswered question is whether an owner can have too much investor control if the variable contract offers a large choice of funds in which to invest account values.

We do not know if the IRS will issue any guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

There are different rules as to how you are taxed depending on how you take the money out and the type of contract – qualified or non-qualified (see following sections).

You, as the owner of a non-qualified annuity, will generally not be taxed on increases in the value of your contract until a distribution occurs – either as a withdrawal or as annuity payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have recovered all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, (IRA) your contract is referred to as a qualified contract. Examples of qualified plans are: deductible and non-deductible IRAs and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.
Taxes

Withdrawals – Non-Qualified Contracts

The Code generally treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 14, 1982, as first coming from earnings and then from your purchase payments. The withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1 /2;

(2)	paid to your beneficiary after you die;

(3)	paid if you become totally disabled (as that term is defined in the Code);

(4)
paid in a series of substantially equal periodic payments made annually (or more frequently) for life or your life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

(5)	paid under an immediate annuity; or

(6)	which come from purchase payments made before August 14, 1982.

Withdrawals – Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be available for certain distributions from a qualified contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 408 (Individual Retirement Annuities – IRAs) and 408A (Roth IRAs). Exceptions from the penalty tax are as follows:

•	distributions made on or after you reach age 59 1 /2;

•	distributions made after your death or disability (as defined in Code Section 72(m)(7);

•
after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a separation from service is not required);

•	distributions made after separation of service if you have reached age 55 (not applicable to distributions from IRAs);

•	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

•	distributions made on account of an IRS levy made on a qualified retirement plan or IRA;

•	distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);

•
distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days);

•	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7) for the taxable year; and

•	distributions from an IRA which are qualified first-time home buyer distributions (as defined in Code Section 72(t)(8)).

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1 /2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions do not apply to a Roth IRA during your lifetime. Required distributions generally must be over a period not exceeding your life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Under the 2001 Proposed Regulations issued under Code Section 401(a)(9), required distributions may be made over joint lives or joint life expectancies if your designated beneficiary is your spouse who is more than 10 years younger than you. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

Taxes

Other Information

Performance

We may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict the future performance.

Standardized Total Returns

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The returns assume that the contract owner has elected either Transitions Package I or the Transitions Custom Plan and has not elected any additional contract features under the Transitions Custom Plan. The returns reflect all fund expenses, total separate account expenses of 0.95% and the 7 year contingent deferred sales charge schedule available under the Transitions Package Plans and the standard Transitions Custom Plan contract. The returns do not reflect premium taxes nor do they reflect charges for any additional contract features under the Transitions Custom Plan. These returns also do not reflect the higher total separate account expenses assessed under Transitions Packages II and III. These deductions, if included, would reduce the returns shown.

If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Nonstandard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the contracts were in existence prior to their inception date, which they were not. The returns assume that the contract owner has elected either Transitions Package I or the Transitions Custom Plan and has not elected any additional contract features under the Transitions Custom Plan. The returns reflect all fund expenses and total separate account expenses of 0.95%. The returns do no reflect premium taxes, a contingent deferred sales charge, the higher total separate account expenses assessed under Transitions Packages II and III, or charges for any additional contract features under the Transitions Custom Plan. These deductions, if included, would reduce the returns shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Yield and Effective Yield

We may also show yield and effective yield for the Oppenheimer Money Fund/VA over a seven-day period, which we then “annualize”. This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the “effective yield” similarly, but when we annualize the amount, we assume the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

Related Performance

Some of the funds available to you are similar to mutual funds offered in the retail marketplace. These funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from retail mutual funds. In fact, performance of these funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds’ sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the funds available in this contract and is not an indication of future performance of these funds.

Distributors

MML Distributors, LLC (MML Distributors) serves as principal underwriter for the contracts. The purpose of the underwriter is to distribute the contracts. MML Distributors is a wholly-owned subsidiary of MassMutual. MML Distributors is located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. Currently, we pay an amount up to 6% of purchase payments. As an alternative, we may pay a commission that is a combination of purchase payments and contract value. These alternatives could exceed 6%.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers and we may enter into special arrangements with registered representatives of MML Investors Services, Inc. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the contracts.

Special Arrangement

For certain group or sponsored arrangements there may be expense savings that could be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected purchase payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce the mortality and expense risk charge, the administrative charge, or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate this arrangement.

Electronic Transmission of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the contract until you have signed and returned to us one of the following: an application; a delivery receipt; or what we consider to be their equivalent. Please contact your representative for more information.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. You may be subject to tax consequences if you assign your contract.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation of Rights

We reserve the right to:

•	substitute another fund for one of the funds you selected, and

•	add or eliminate sub-accounts.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds;

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from The Fixed Account and a Long-Term Guarantee Fixed Account for the period permitted by law but not for more than six months.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While we are not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of our management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect our financial position, results of operations, or liquidity.

Financial Statements

We have included our financial statements in the Statement of Additional Information.
Other Information
Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

1.	Company
2.	Custodian
3.	Assignment of Contract
4.	Distribution
5.	Purchase of Securities Being Offered
6.	Accumulation Units and Unit Value
7.	Transfers During the Income Phase
8.	Payment of Death Benefit
9.	Annuity Payments
10.	Performance Measures
11.	Federal Tax Matters
12.	Experts
13.	Financial Statements

Additional Information

Appendix A

The Long-Term Guarantee Fixed Account interest rate factor is determined by the following formula:

((1+a) (n/12) /((1+b) (n/12) )

a =
The initial index rate. The initial index rate is the rate in the Treasury Constant Maturity Series determined for the week prior to the week in which we issue your contract or the most recent renewal of a Long-Term Guarantee Fixed Account falls, for a maturity equal to the length of the current guarantee period.

b =
The current index rate plus 0.25%. The current index rate is the interest rate in the Treasury Constant Maturity series for a maturity equal to the number of whole months between any day of a guarantee period and the last day of the guarantee period.

n =	The number of whole months left in the current guarantee period.

An interest rate factor adjustment for a partial withdrawal is calculated as follows:

(a+b) x (c-1)
c

a =	the partial withdrawal payment
b =	the contingent deferred sales charge for the partial withdrawal
c =	the interest rate factor

An interest rate factor adjustment for a full withdrawal is calculated as follows:

a × (b-1)

a =	the contract fund value on the business day we receive the request for a full surrender at our Annuity Service Center
b =	the interest rate factor

The contract fund value is equal to your net purchase payment on the day we issue your contract. On any day after we issue your contract, the contract fund value is equal to:

(a × b) - c

a =	the previous day’s contract fund value
b =	the sum of one plus the daily interest rate equivalent of the guaranteed interest rate
c =	any contract fund value reduction made on that day

Appendix A

To:	Massachusetts Mutual Life Insurance Company
Annuity Service Center Hub
P.O. Box 9067
Springfield, Massachusetts 01102-9067

Please send me a Statement of Additional Information for MassMutual Transitions.

Name

Address

City	State	Zip

Telephone

PART B

INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

MASSMUTUAL TRANSITIONS

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Depositor)

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4
(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

                , 2001

        This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated                 , 2001, for the individual or group deferred variable annuity contract which is referred to herein.

        For a copy of the prospectus call 1-800-366-8226 or write: Massachusetts Mutual Life Insurance Company, MassMutual Transitions, Annuity Service Center Hub, P.O. Box 9067, Springfield, MA 01101.

COMPANY

        Massachusetts Mutual Life Insurance Company (“MassMutual”) is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $73 billion, and estimated total assets under management in of $213.1 billion as of December 31, 2000.

CUSTODIAN

        The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 (the “separate account”).

ASSIGNMENT OF CONTRACT

        MassMutual will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and MassMutual receives the original or a true copy thereof at its Home Office. MassMutual assumes no responsibility for the validity of any assignment.

        While the contracts are generally assignable, all non-tax qualified contracts must carry a non-transferability endorsement which precludes their assignment. For qualified contracts, the following exceptions and provisions should be noted:

        (1)  No person entitled to receive annuity payments under a contract or part or all of the contract’s value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the owner given during the annuitant’s lifetime and received in good order by MassMutual at its Annuity Service Center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant’s or any other person’s debts, contracts or engagements, nor to any levy or attachment for payment thereof;

        (2)  If an assignment of a contract is in effect on the maturity date, MassMutual reserves the right to pay to the assignee in one sum the amount of the contract’s maturity value to which the assignee is entitled, and to pay any balance of such value in one sum to the owner, regardless of any payment options which the owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, MassMutual will pay to the assignee in one sum the death benefit amount which corresponds to the death benefit choice in effect at the time of the annuitant’s death. Any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

        (3)  Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a) or by the administrator of an annuity plan described under Section 403(a) of the Code; and

        (4)  Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the annuitant to any person or party other than MassMutual, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

        Assignments may be subject to federal income tax.

DISTRIBUTION

        MML Distributors, LLC (“MML Distributors”) is the principal underwriter of the contract. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company.

        Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as the underwriter for the separate account. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract.

        MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. (“selling brokers”). The contract is sold through agents who are licensed by state insurance officials to sell the contract. These agents are also registered representatives of selling brokers or of MMLISI.

        MML Distributors does business under different variations of its name; including the name MML Distributors, Limited Liability Company in the states of Ohio and West Virginia.

        The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

        Interests in the Separate Account are sold to Participants as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus for the contract. The contract does not offer any special purchase plan or exchange program not discussed in the prospectus. (For a discussion of instances when sales charges will be waived, see the Contingent Deferred Sales Charge section of the prospectus.)

ACCUMULATION UNITS AND UNIT VALUE

        During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. MassMutual will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

        The accumulation unit value for each sub-account was set on the date such sub-account became operative. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business (“business day”) by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

        The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

        A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less (iii) the cumulative charge or credit for taxes reserved which is determined by MassMutual to have resulted from the operation or maintenance of the sub-account.

B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

C is the cumulative charge for the mortality and expense risk charge and for the administrative charge. The accumulation unit value may increase or decrease from business day to business day.

TRANSFERS DURING THE INCOME PHASE

        Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

        The amount transferred to the general account from a sub-account will be based on the annuity reserves for the participant in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

        See the Transfers During the Income Phase section in the prospectus for more information about transfers during the income phase.

PAYMENT OF DEATH BENEFIT

        MassMutual will require due proof of death before any death benefit is paid. Due proof of death will be:

1. a certified death certificate;

2. a certified decree of a court of competent jurisdiction as to the finding of death; or

3. any other proof satisfactory to MassMutual.

        All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

        The beneficiary designation in effect on the date we issue the contract will remain in effect until changed. Unless the owner provides otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

1. to the primary beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

2. to the contingent beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

3. to the estate of the owner.

        You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the owner retains all other contractual rights.

        See the Death Benefit section in the prospectus for more information on death benefits.

ANNUITY PAYMENTS

        A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity Payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

        1.  The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

2. For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

3. The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

        The number of annuity units is determined as follows:

        1.  The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the certificate.

        2.  For each sub-account, the amount of each annuity payment equals the product of the annuitant’s number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

        The value of any annuity unit for each sub-account of the separate account was set on the date such sub-account became operative. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

1. The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

        2.  The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

        The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

PERFORMANCE MEASURES

        MassMutual may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict future performance.

Standardized Average Annual Total Return

        MassMutual will show standardized average annual total returns for each sub-account that has been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The returns assume that the contract owner has elected either Transitions Package I or the Transitions Custom Plan and has not elected any additional contract features under the Transitions Custom Plan. The returns reflect all fund expenses, total separate account expenses of 0.95% and the 7 year contingent deferred sales charge schedule available under the Transitions Package Plans and the standard Transitions Custom Plan contract. The returns do not reflect premium taxes nor do they reflect charges for any additional contract features under the Transitions Custom Plan. These returns also do not reflect the higher total separate account expenses assessed under Transitions Packages II and III. These deductions, if included, would reduce the returns shown.

        If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Non-Standard Total Returns

        MassMutual will also show total returns based on historical performance of the sub-accounts and underlying funds. MassMutual may assume the contracts were in existence prior to their inception date, which they were not. The returns assume that the contract owner has elected either Transitions Package I or the Transitions Custom Plan and has not elected any additional contract features under the Transitions Custom Plan. The returns reflect all fund expenses and total separate account expenses of 0.95%. The returns do not reflect premium taxes, a contingent deferred sales charge, the higher total separate account expenses assessed under Transitions Packages II and III, or charges for any additional contract features under the Transitions Custom Plan. These deductions, if included, would reduce the returns shown.

        Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

        Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

        Performance information for the sub-accounts may be: (a) compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment companies by overall performance, investment objectives and assets; (b) compared to indices; (c) tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria; and (d) included in data bases that can be used to produce reports and illustrations by organizations such as CDA Wiesenberger. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

        MassMutual may also show yield and effective yield for the Money Sub-Account over a seven-day period, which MassMutual then “annualizes”. This means that when MassMutual calculates yield, it assumes that the amount of money the investment earns for the week is earned each week over a 52-week period. MassMutual shows this as a percentage of the investment. MassMutual calculates the “effective yield” similarly but when it annualizes the amount, MassMutual assumes the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

        The figures assume that the contract owner has elected either Transitions Package I or the Transitions Custom Plan and has not elected any additional contract features under the Transitions Custom Plan. The figures reflect all fund expenses and total separate account expenses of 0.95%. The returns do not reflect premium taxes, a contingent deferred sales charge, the higher total separate account expenses assessed under Transitions Packages II and III, or charges for any additional contract features under the Transitions Custom Plan. These deductions, if included, would reduce the returns shown.

FEDERAL TAX STATUS

General

Note:  The following description is based upon MassMutual’s understanding of current federal income tax law applicable to annuities in general. MassMutual cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. MassMutual does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as “annuity certificates” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

        Section 72 of the Code governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the portion of the payment that exceeds the cost basis of the contract is subject to tax. For non-qualified contracts, this cost basis is generally the purchase payments, while for qualified contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

        For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amount equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

        MassMutual is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Diversification

        Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”), adequately diversified. Disqualification of the contract as an annuity contract would result in the imposition of federal income tax to the owner with respect to earnings allocable to the certificate prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

        On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

        The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”

        MassMutual intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

        The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

        The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner’s ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the participant with respect to earnings allocable to the contract prior to receipt of payments under the certificate.

        In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the participant being retroactively determined to be the owner of the assets of the separate account.

        Due to the uncertainty in this area, MassMutual reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

        The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Contracts Owned by Other than Natural Persons

        Under Section 72(u) of the Code, the investment earnings on premiums for the contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person or to contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

        An assignment or pledge of a contract may be a taxable event. Owners should therefore consult competent tax advisers if they wish to assign or pledge their certificates.

Income Tax Withholding

        All distributions or the portion thereof which is includible in the gross income of the owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

        Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the owner or joint and last survivor expectancy of the owner and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e., returns of after-tax contributions). The 20% withholding requirement also does not apply to hardship distributions from a 401(k) plan or a tax-sheltered annuity made after December 31, 1998. Owners should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals—Non-Qualified Contracts

        Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn, which is attributable to (1) purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 or (2) purchase payments made in an annuity contract entered into after August 14, 1982, will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1 /2; (b) after the death of the taxpayer; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

        With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1 /2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used.

        The above information does not apply to qualified contracts. However, separate tax withdrawal penalties and restrictions may apply to such qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.)

Qualified Plans

        The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into MassMutual’s administrative procedures. Owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

        Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.)

        On July 6, 1983, the Supreme Court decided in Arizona Governing Committee V . Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by MassMutual in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

    a.  H.R. 10 Plans

        Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

    b.  Individual Retirement Annuities

        Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

        Roth IRAs

        Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer’s IRA contributions, including Roth IRA and non-Roth IRAs.

        Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1 /2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

        Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

        Purchasers of contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

    c.  Corporate Pension and Profit-Sharing Plans

        Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the certificates to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals—Qualified Contracts

        In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), and 408 (Individual Retirement Annuities) and 408A (Roth IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1 /2; (b) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the participant or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the participant or annuitant (as applicable) for the taxable year; (i) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code; and (j) distributions made on account of an IRS levy made on a qualified retirement plan or IRA. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

        With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1 /2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

        Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1 /2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions do not apply to a Roth IRA during the lifetime of the participant. Required distributions generally must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. Under the 2001 Proposed Regulations issued under Code Section 401(a)(9), required distributions may be made over joint lives or joint life expectancies if your designated beneficiary is your spouse who is more than 10 years younger than you. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Section 457 Deferred Compensation (“Section 457”) Plans

        Employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensation. The amount deferred, and accrued income thereon, will not be taxable until it is paid or otherwise made available to the employee.

        The maximum amount that can be deferred under a Section 457 plan in any tax year is generally one-third of the employee’s includible compensation, up to $8,000 (in 2000). Includible compensation means earnings for services rendered to the employer which are includible in the employee’s gross income, excluding the contributions under the Section 457 plan or a Tax-Sheltered Annuity. Certain catch-up deferrals are permitted during the last three (3) years before an employee attains normal retirement age. The certificate purchased is issued to the employer, and the employee has no rights or vested interest in the certificate. All certificate value must be held for the exclusive benefit of the employee, and payments can only be made in accordance with Section 457 plan provisions. Presently, tax-free transfers of assets in a Section 457 plan can only be made to another Section 457 plan in certain limited cases.

        Purchasers of contracts for use with Section 457 plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

EXPERTS

        The 2000 and 1999 audited statutory financial statements of Massachusetts Mutual Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which report on Massachusetts Mutual Life Insurance Company expresses an unqualified opinion and includes an explanatory paragraph referring to the use of statutory accounting practices which differ from accounting principles generally accepted in the United States of America), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP is located at City Place, 185 Asylum Street, Hartford, Connecticut 06103-3402.

        The 1998 audited statutory financial statements of Massachusetts Mutual Life Insurance Company were audited by auditors other than Deloitte & Touche LLP.

PART C

OTHER INFORMATION

Item  24.    Financial Statements and Exhibits

        (a) Financial Statements

Financial Statements Included in Part A

None

Financial Statements Included in Part B

The Registrant

No financial statements for the Separate Account have been included because as of the date of this Registration Statement, the Sub-Accounts available under the contract had no assets.

The Depositor [To be filed with Pre-Effective Amendment]

Reports of Independent Auditors
Statutory Statements of Financial Position as of December 31, 2000 and 1999

Statutory Statements of Income for the years ended December 31, 2000, 1999 and 1998
Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2000, 1999 and 1998

Statutory Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998
Notes to Statutory Financial Statements

        (b) Exhibits

Exhibit 1	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)
Exhibit 2	Not Applicable.
Exhibit 3	(i) Principal Underwriting Agreement.(3)
(ii) Underwriting and Servicing Agreement.(3)
Exhibit 4	Form of Individual Annuity Contract.*
Exhibit 5	Form of Individual Annuity Application.*
Exhibit 6	(i) Copy of Articles of Incorporation of the Company.(1)
(ii) Copy of the Bylaws of the Company.(1)
Exhibit 7	Not Applicable.
Exhibit 8	(i) Form of Participation Agreement with Oppenheimer Variable Account Funds, Inc.(2)
(ii) Form of Participation Agreement with Panorama Series Fund, Inc.(2)
(iii) Form of Participation Agreement with American Century Variable Portfolios, Inc.(3)
(iv) Form of Participation Agreement with Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III.(9)
(v) Form of Participation Agreement with T. Rowe Equity Series, Inc.(3)
(vi) Form of Participation Agreement with Deutsche Asset Management VIT Funds.(6)
(vii) Form of Participation Agreement with Janus Aspen Series.(6)
(viii) Form of Participation Agreement with Franklin Templeton Variable Insurance Products Trust.(6)
(ix) Form of Participation Agreement with MFS Variable Insurance Trust.(7)
(x) Form of Participation Agreement with Calvert Variable Series, Inc.(8)
(xi) Form of Participation Agreement with INVESCO Variable Investment Funds, Inc.(8)
Exhibit 9	Opinion and Consent of Counsel.*
Exhibit 10	(i) Consent of Independent Auditors’, Deloitte & Touche LLP. [To be filed with Pre- Effective Amendment]
(ii) Powers of Attorney.(4)
(iii) Powers of Attorney for Robert J. O’Connell.(5)
(iv) Power of Attorney for Roger G. Ackerman.(3)
(v) Power of Attorney for Howard Gunton.(6)
Exhibit 11	Not Applicable.
Exhibit 12	Not Applicable.
Exhibit 13	Schedule of Computation of Performance. [To be filed with Post-Effective Amendment No. 1]
Exhibit 14	None.

(1)	Incorporated by reference to Registrant’s initial Registration Statement (No. 333-45039) filed on January 28, 1998.
(2)	Incorporated by reference to Registration Statement No. 333-22557, filed on February 28, 1997.
(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039, filed on June 4, 1998.
(4)	Incorporated by reference to Initial Registration Statement No. 333-22557, filed on January 28, 1997.
(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-65887, filed on Form S-6 on January 28, 1999.
(6)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-80991, filed on September 20, 1999.
(7)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on October 20, 1998.
(8)	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-80991 filed in April 2000.
(9)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on Form S-6 on October 20, 1998.
(10)	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-45039 filed in April 2000.

*	Filed herewith.

Item 25.    Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Roger G. Ackerman, Director One Riverfront Plaza, HQE 2 Corning, NY 14831	Corning, Inc. Chairman (2000-2001) Chairman and Chief Executive Officer (1996-2000) President and Chief Operating Officer (1990-1996)

James R. Birle, Director 2 Soundview Drive Greenwich, CT 06836	Resolute Partners, LLC Chairman (since 1997), Founder (1994) President (1994-1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991-2000)

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Patricia Diaz Dennis, Director 175 East Houston, Room 5-A-50 San Antonio, TX 78205	SBC Communications Inc. Senior Vice President—Regulatory and Public Affairs (since 1998) Senior Vice President and Assistant General Counsel (1995-1998)

Anthony Downs, Director 1775 Massachusetts Ave., N.W. Washington, DC 20036-2188	The Brookings Institution Senior Fellow (since 1977)

James L. Dunlap, Director 2514 Westgate Houston, TX 77019	Ocean Energy, Inc. Vice Chairman (1998-1999) United Meridian Corporation President and Chief Operating Officer (1996-1998) Texaco, Inc. Senior Vice President (1987-1996)

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Yale University School of Forestry and Environmental Studies Senior Fellow (since 1995) Northeast Utilities Chairman of the Board (1993-1995) and Chief Executive Officer (1983-1993)

Robert M. Furek, Director c/o Shipman & Goodwin One American Row Hartford, CT 06103	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (1997-2000) Heublein, Inc. President and Chief Executive Officer (1987-1996)

Charles K. Gifford, Director 100 Federal Street, 26th Floor Boston, MA 02110	FleetBoston Financial
    President and Chief Operating Officer (since 1999)
BankBoston, N.A.
    Chairman and Chief Executive Officer (1996-1999)
    President (1989-1996)
BankBoston Corporation
    Chairman (1998-1999) and Chief Executive Officer (1995-1999)
President (1989-1996)

William N. Griggs, Director One State Street, 9th Floor New York, NY 10004	Griggs & Santow, Inc. Managing Director (since 1983)

Sheldon B. Lubar, Director 700 North Water Street, Suite 1200 Milwaukee, WI 53202	Lubar & Co. Incorporated Chairman (since 1977)

William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996-1996) AT&T Multimedia Products Group Executive Vice President and CEO (1994-1996)

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

John F. Maypole, Director 55 Sandy Hook Road — North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer 1295 State Street Springfield, MA 01111	MassMutual
    Chairman (since 2000), Director, President and Chief Executive
        Officer (since 1999)
American International Group, Inc.
    Senior Vice President (1991-1998)
AIG Life Companies
President and Chief Executive Officer (1991-1998)

Marc Racicot, Director 2000 K Street, N.W. Suite 500 Washington, DC 20006	Bracewell & Patterson LLP Partner (since 2001) Governor of Montana (1993-2001)

Alfred M. Zeien, Director 300 Boylston Street, Apt. 1104 Boston, MA 02116	The Gillette Company Chairman and Chief Executive Officer (1991-1999)

Executive Vice Presidents:

Susan A. Alfano 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President (since 2001) Senior Vice President (1996-2001)

Lawrence V. Burkett, Jr. 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President and General Counsel (since 1993)

Frederick Castellani 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President (since 2001) Senior Vice President (1996-2001)

Howard Gunton 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President & CFO (since 2001) Senior Vice President & CFO (1999-2001) AIG Life Insurance Co. Senior Vice President & CFO (1973-1999)

James E. Miller 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President (since 1997 and 1987-1996) UniCare Life & Health Senior Vice President (1996-1997)

Christine M. Modie 1295 State Street Springfield, MA 01111	MassMutual
    Executive Vice President and Chief Information Officer
        (since 1999)
Travelers Insurance Company
    Senior Vice President and Chief Information Officer
        (1996-1999)
Aetna Life & Annuity
Vice President (1993-1996)

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

John V. Murphy 1295 State Street Springfield, MA 01111	OppenheimerFunds, Inc.
    Chairman, President and Chief Executive Officer (since 2001)
    President & Chief Operating Officer (2000-2001)
MassMutual
    Executive Vice President (since 1997)
David L. Babson & Co., Inc.
    Executive Vice President and Chief Operating Officer
        (1995-1997)
Concert Capital Management, Inc.
Chief Operating Officer (1993-1995)

Stuart H. Reese 1295 State Street Springfield, MA 01111	David L. Babson and Co. Inc.
    Chief Executive Officer (since 2001)
    President and Chief Executive Officer (1999-2001)
MassMutual
    Executive Vice President and Chief Investment Officer
        (since 1999)
    Chief Executive Director-Investment Management (1997-1999)
Senior Vice President (1993-1997)

Matthew Winter 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President (since 2001) Senior Vice President (1998-2001) Vice President (1996-1998)

Item 26.    Persons Controlled by or Under Common Control with the Depositor or Registrant

        The assets of the Registrant, under state law, are assets of MassMutual.

        The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

        The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.    DIRECT SUBSIDIARIES OF MASSMUTUAL—MassMutual is the sole owner of each subsidiary unless otherwise indicated.

        A.    CM Assurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

        B.    CM Benefit Insurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

        C.    C.M. Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

        D.    MML Bay State Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

        E.    MML Distributors, LLC, a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual—99%; G.R. Phelps & Co., Inc.—1%)

        F.    MassMutual Holding Company, a Delaware corporation which operates as a holding company for certain MassMutual entities. MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1. G.R. Phelps & Co, Inc., a Connecticut corporation which formerly operated as a securities broker-dealer. This subsidiary is inactive and expected to be dissolved.

2. MML Investors Services, Inc., a Massachusetts corporation which operates as a securities broker-dealer. (MassMutual Holding Company—86%; G.R. Phelps & Co., Inc.—14%) .

a. MML Insurance Agency, Inc., a Massachusetts corporation which operates as an insurance broker.

1.) DISA Insurance Services of America, Inc., an Alabama corporation which operates as an insurance broker.

2.) Diversified Insurance Services of America, Inc., a Hawaii corporation which operates as an insurance broker.

3.) MML Insurance Agency of Mississippi, P.C., a Mississippi corporation which operates as an insurance broker.

4.) Insurance Agency of Nevada, Inc., a Nevada corporation which operates as an insurance broker.

5.) MML Insurance Agency of Ohio, Inc. an Ohio corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through a voting trust agreement.)

6.) MML Insurance Agency of Texas, Inc., a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)

b. MML Securities Corporation, a Massachusetts corporation which operates as a “Massachusetts Security Corporation” under Section 63 of the Massachusetts General Laws.

c. MML Partners, LLC, a Delaware limited liability company which operates as a securities broker-dealer.

        3.  MassMutual Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

        a.  MassMutual Corporate Value Limited, a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.—46%)

b. 9048-5434 Quebec, Inc., a Canadian corporation which operates as the owner of Hotel du Parc in Montreal, Quebec, Canada.

c. 1279342 Ontario Limited, a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

        4.  MassMutual Holding Trust I, a Massachusetts business trust which operates as a holding company for separately-staffed MassMutual investment subsidiaries. MassMutual Holding Trust I is the sole owner of each subsidiary unless otherwise indicated.

a. Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Trust I—99%)

b. Cornerstone Real Estate Advisers, Inc., a Massachusetts corporation which operates as an investment adviser.

        1.)  Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.—50%; MML Realty Management Corporation—50%).

c. DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Trust I—98%).

1.) David L. Babson & Company Inc., a Massachusetts corporation which operates as an investment adviser.

a.) Charter Oak Capital Management, Inc., a Delaware corporation which operates as a manager of institutional investment portfolios. (David L. Babson & Company Inc.—80%)

b.) Babson Securities Corporation, a Massachusetts corporation which operates as a securities broker-dealer.

c.) Babson-Stewart Ivory International, a Massachusetts general partnership which operates as an investment adviser. (David L. Babson & Company Inc. is one of the general partners—50%).

d. Oppenheimer Acquisition Corp., a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Trust I—91.91%).

1.) OppenheimerFunds, Inc., a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

a.) Centennial Asset Management Corporation, a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

i.) Centennial Capital Corporation, a Delaware corporation which formerly sponsored a unit investment trust.

b.) HarbourView Asset Management Corporation, a New York corporation which operates as an investment adviser.

c.) OppenheimerFunds Distributor, Inc., a New York corporation which operates as a securities broker-dealer.

d.) Oppenheimer Partnership Holdings, Inc., a Delaware corporation which operates as a holding company.

e.) Oppenheimer Real Asset Management, Inc., a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

f.) Shareholder Financial Services, Inc., a Colorado corporation which operates as a transfer agent for mutual funds.

g.) Shareholder Services, Inc., a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

        2.) Trinity Investment Management Corporation, a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

3.) Oppenheimer Trust Company, a New York corporation which conducts the business of a trust company.

4.) Tremont Advisers, Inc., a New York—based investment services provider which specializes in hedge funds.

        5.  CM Property Management, Inc., a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

6. HYP Management, Inc., a Delaware corporation which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

7. MassMutual Benefits Management, Inc., a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

        8.  MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

a. MassMutual/Darby CBO IM Inc., a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.—50%)

9. MML Realty Management Corporation, a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

        a.)  Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation—50%; Cornerstone Real Estate Advisers, Inc.—50%).

10. Urban Properties, Inc., a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

        11.  MassMutual International, Inc., a Delaware corporation which operates as a holding company for those entities constituting MassMutual‘s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a. MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company.

1.) MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

        2.)  MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 60% by MassMutual Asia Limited and 20% each by MassMutual Services Limited and MassMutual Guardian Limited).

3.) Protective Capital (International) Limited, a corporation organized in Hong Kong which operates as a mandatory provident funds intermediary.

4.) MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

5.) MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

b. MassMutual Internacional (Argentina) S.A., a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

1.) MassMutual Services S.A., a corporation organized in the Argentine Republic which operates as a service company. (MassMutual Internacional (Argentina) S.A.—99%; MassMutual International, Inc.—1%)

c. MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

1.) Compañia de Seguros Vida Corp S.A., a corporation organized in the Republic of Chile which operates as a life insurance company. (MassMutual Internacional (Chile) S.A.—33.4%)

2.) Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.—33.5%)

d. MassMutual International (Bermuda) Ltd., a corporation organized in Bermuda which operates as a life insurance company.

e. MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

        f.  MassMutual International (Luxembourg) S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

g. MassLife Seguros de Vida, S.A., a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc.—99.9%)

1.) Admiral Life Seguros de Vida, S.A., an Argentine corporation which operates as a life insurance company. (MassLife Seguros de Vida, S.A.—99%, Admiral Life Seguros de Vida, S.A. —1%)

        h.  MassMutual International Holding MSC, Inc., MassMutual International Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for international and domestic operations and other investments.

1.) MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc.—38%)

12. MassMutual Funding LLC, a Delaware limited liability company which issues commercial paper.

        G.    MassMutual Mortgage Finance, LLC, a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

        H.    The MassMutual Trust Company, a federally chartered stock savings bank which performs trust services.

        I.    Persumma Financial LLC, a Delaware limited liability company which offers on-line retirement service products.

        J.    MassMutual Assignment Company, a North Carolina corporation which operates a structured settlement business.

II.    REGISTERED INVESTMENT COMPANY AFFILIATES

        Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

        A.    DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson & Company Inc. MassMutual owns at least 25% of each series of shares issued by the fund.

        B.    MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

        C.    MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

        D.    MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

        E.    MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

        F.    Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

Item 27.    Number Of Contract Owners

        Not applicable because there were no contracts sold as of the date of this Registration Statement.

Item 28.    Indemnification

        Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

        Article V. Subject to limitations of law, the Company shall indemnify:

(a) each director, officer or employee;

(b) any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c) any individual who serves in any capacity with respect to any employee benefit plan;

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

        Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

        (1)  any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

        (2)  any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

        (3)  any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person‘s indemnification is awarded by vote of the Board of Directors.

        In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person‘s conduct was such as precludes indemnification under any of such paragraphs.

        The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriters

        (a)  MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

        (b)  MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Kenneth M. Rickson	Member Representative G.R. Phelps & Co., Inc.,	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Margaret Sperry	Member Representative Massachusetts Mutual Life Insurance Co.	1295 State Street Springfield, MA 01111

Ronald E. Thomson	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Michael L. Kerley	Vice President, Chief Legal Officer, Assistant Secretary	1295 State Street Springfield, MA 01111

James T. Bagley	Chief Financial Officer, Treasurer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Jerome Camposeo	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Ann F. Lomeli	Secretary	1295 State Street Springfield, MA 01111-0001

Eileen D. Leo	Assistant Secretary	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

H. Bradford Hoffman	Chief Compliance Officer	One Monarch Place 1414 Main Street Springfield, MA 01144

Kathy Dansereau	Registration Manager	One Monarch Place Springfield, MA 01144

Thomas A. Monti	Variable Life Supervisor and Hartford OSJ Supervisor	140 Garden Street Hartford, CT 06154

Anne Melissa Dowling	Large Corporate Marketing Supervisor	140 Garden Street Hartford, CT 06154

David W. O’Leary	Senior Vice President, Variable Annuity Supervisor	1295 State Street Springfield, MA 01111-0001

Item 30.    Location of Accounts and Records

        All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 140 Garden Street, Hartford, CT.

Item 31.    Management Services

        Not Applicable.

Item 32.    Undertakings

(a)
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)
Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 9th day of November, 2001.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

/s/ ROBERT J. O’CONNELL *
By:
Robert J. O’Connell
Director, Chairman, President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ RICHARD M. HOWE
*Richard M. Howe
On November 9, 2001, as Attorney-in-Fact pursuant to power of attorney.

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT J. O’CONNELL * Robert J. O’Connell	Director, Chairman, President and Chief Executive Officer	November 9, 2001

/s/ HOWARD GUNTON * Howard Gunton	Executive Vice President, Chief Financial Officer & Chief Accounting Officer	November 9, 2001

/s/ ROGER G. ACKERMAN * Roger G. Ackerman	Director	November 9, 2001

/s/ JAMES R. BIRLE * James R. Birle	Director	November 9, 2001

/s/ GENE CHAO * Gene Chao	Director	November 9, 2001

Signature	Title	Date

/s/ PATRICIA DIAZ DENNIS * Patricia Diaz Dennis	Director	November 9, 2001

/s/ ANTHONY DOWNS * Anthony Downs	Director	November 9, 2001

/s/ JAMES L. DUNLAP * James L. Dunlap	Director	November 9, 2001

/s/ WILLIAM B. ELLIS * William B. Ellis	Director	November 9, 2001

/s/ ROBERT M. FUREK * Robert M. Furek	Director	November 9, 2001

/s/ CHARLES K. GIFFORD * Charles K. Gifford	Director	November 9, 2001

/s/ WILLIAM N. GRIGGS * William N. Griggs	Director	November 9, 2001

/s/ SHELDON B. LUBAR * Sheldon B. Lubar	Director	November 9, 2001

/s/ WILLIAM B. MARX , JR .* William B. Marx, Jr.	Director	November 9, 2001

/s/ JOHN F. MAYPOLE * John F. Maypole	Director	November 9, 2001

MARC RACICOT Marc Racicot	Director	November 9, 2001

/s/ ALFRED M. ZEIEN * Alfred M. Zeien	Director	November 9, 2001

/s/ RICHARD M. HOWE *Richard M. Howe	On November 9, 2001, as Attorney-in-Fact pursuant to powers of attorney

INDEX TO EXHIBITS

Exhibit 4	Form of Individual Annuity Contract
Exhibit 5	Form of Individual Annuity Application
Exhibit 9	Opinion and Consent of Counsel